   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 19, 1997.
                                                     REGISTRATION NO. 333-21027

================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ______________________

                                AMENDMENT NO. 1

                                      TO

                                   FORM SB-2
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                            ______________________


                       SPECIALTY TELECONSTRUCTORS, INC.
       (EXACT NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)

         NEVADA                                1623              85-0421409
  (State or jurisdiction of     (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

                              12001 HWY 14 NORTH
                         CEDAR CREST, NEW MEXICO 87008
                                 (505)281-2197
(Address and telephone number of principal executive offices and principal place of business)
                            ______________________

                              MICHAEL R. BUDAGHER
                            CHIEF EXECUTIVE OFFICER
                              12001 HWY 14 NORTH
                         CEDAR CREST, NEW MEXICO 87008
                                 (505)281-2197
           (Name, address and telephone number of agent for service)
                            ______________________

                                  COPIES TO:
                            JEFFREY A. HOWARD, ESQ.
                      JORDAAN, HOWARD & PENNINGTON, PLLC
                        300 CRESCENT COURT, SUITE 1670
                              DALLAS, TEXAS 75201
                                (214) 871-6550

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the date this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                            ______________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                       SPECIALTY TELECONSTRUCTORS, INC.

                                 50,000 UNITS,
               CONSISTING OF 100,000 SHARES OF COMMON STOCK AND
               50,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS
                                  -----------
                        550,000 SHARES OF COMMON STOCK
             UNDERLYING REDEEMABLE COMMON STOCK PURCHASE WARRANTS

This Prospectus relates to the offering by Specialty Teleconstructors, Inc. ("Specialty" or the "Company") of (i) 50,000 Units, each Unit consisting of two
(2) shares of Common Stock, $.01 par value per share ("Common Stock") and one
(1) Redeemable Common Stock Purchase Warrant ("Warrant"), underlying unit purchase warrants ("Underwriters' Warrants") issued to certain Underwriters (the "Representatives") in connection with the Company's November, 1994 initial public offering (the "IPO"), (ii) 50,000 shares of Common Stock underlying the 50,000 Warrants included in the Units underlying the Underwriters' Warrants and
(iii) 500,000 shares of Common Stock underlying the 500,000 Warrants included in the 500,000 Units sold to the public in the IPO. Each Underwriters' Warrant entitles the holder thereof to purchase one (1) Unit at an exercise price of $12.15 per Unit until November 3, 1999. Each Warrant entitles the holder thereof to purchase one (1) share of Common Stock at an exercise price of $6.00 per share until November 3, 1999. Prior to November 3, 1999, the Company may, at its option, redeem all the Warrants then outstanding, at a redemption price of $.05 per Warrant, if the closing sales price of the Common Stock as reported by the Pacific Stock Exchange or other national trading market on which the Common Stock may then be listed has equaled or exceeded $9.00 per share for ten (10) consecutive trading days (the "Target Price"). The price of the Common Stock has exceeded the Target Price. Warrants included in the Units underlying the Underwriters' Warrants are not subject to redemption by the Company prior to exercise of the Underwriters' Warrants. As of the date of this Prospectus no Underwriters' Warrants or Warrants had been exercised and 500,000 Warrants (the "Warrants Called for Redemption") were outstanding.

The Company has caused a notice of redemption to be sent to the holders of the Warrants Called for Redemption and set the date for redemption thereof on March 26, 1997 (the "Redemption Date"). All holders of Warrants Called for Redemption have the right to exercise their Warrants Called for Redemption until 5:00 p.m. New York City time on the March 25, 1997, the last business day preceding the Redemption Date. Warrants Called for Redemption may be exercised by surrendering, at the corporate office of American Stock Transfer & Trust Company (the "Warrant Agent") at 40 Wall Street, New York, New York 10005, the Warrant Certificate evidencing such Warrants Called for Redemption together with a subscription in the form set forth on the reverse side of the Warrant Certificate, duly executed, and accompanied by the tender, in U.S. dollars, of either federal funds or a certified check or bank cashier's check, payable to the order of the Warrant Agent for the applicable exercise price for the Warrants Called for Redemption. Any Warrants Called for Redemption not so exercised will be redeemed for $.05 per Warrant Called for Redemption after the Redemption Date. Upon exercise of the Underwriters' Warrants, the Company intends to notify the holders of the Warrants included in the Units underlying the Underwriters' Warrants so exercised of the Company's intention to redeem such Warrants as soon as practicable.

The Common Stock is traded on the Nasdaq National Market System ("Nasdaq/NMS") under the symbol "SCTR" and on the Pacific Stock Exchange under the symbol "SPP." On February 13, 1997, the closing sale price of the Common Stock as reported by Nasdaq/NMS was $14.375 per share.
                            -----

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION AND ARE SUITABLE ONLY FOR PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH HEREIN UNDER "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                     PRICE TO    UNDERWRITING
                                      PUBLIC     DISCOUNTS AND     PROCEEDS TO
                                                COMMISSIONS (1)    COMPANY (2)
--------------------------------------------------------------------------------

Per Unit .......................      $12.15         $0             $12.15
--------------------------------------------------------------------------------
Per Share ......................      $ 6.00        $0.42           $ 5.58
--------------------------------------------------------------------------------
Total(3) .......................    $3,907,500    $210,000        $3,697,500
================================================================================

(1) The Company has agreed to pay a fee equal to seven percent (7%) of the exercise price of the Warrants Called for Redemption to H.J. Meyers & Co., Inc. if certain conditions are met. See "PLAN OF DISTRIBUTION."
(2) Before deducting expenses of this offering payable by the Company, estimated at $70,000.
(3) Assumes exercise of all (i) the Underwriters' Warrants, (ii) the Warrants included in the Units underlying the Underwriters' Warrants and (iii) the Warrants Called for Redemption, although there can be no assurance that all such securities will be exercised.

It is expected that delivery of the certificates representing the securities offered hereby will be made against payment therefor on or about the Redemption Date.
                 The date of this Prospectus is February 20, 1997

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such reports and other information may also be obtained by mail at prescribed rates, from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and other information statements regarding registrants that file electronically with the Commission.

No person has been authorized to give any information or to make any representations in connection with the offering described herein other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein contained is correct as of any time subsequent to the date of this Prospectus.

The Company has filed with the Commission a Registration Statement on Form SB-2 (as amended from time to time and together with all exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This
Prospectus constitutes a part of the Registration Statement and does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted as permitted by the rules of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement.

The Registration Statement may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the Registration Statement may also be obtained by mail at prescribed rates, from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                              PROSPECTUS SUMMARY

The following summary information is qualified in its entirety by the more detailed information and Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise requires, the terms "Specialty" and the "Company" refer to Specialty Teleconstructors, Inc., a Nevada corporation, and its consolidated subsidiaries, including Specialty Constructors, Inc., a New Mexico corporation, Specialty Combined Resources, Inc., a Texas corporation, Specialty Management, Inc., a Nevada corporation Specialty Fortress, a Nevada corporation, Specialty Acquisitions, Inc., a Nevada corporation, Specialty Training, Inc., a Nevada corporation and Specialty Financial, Inc., a Nevada corporation. The securities offered hereby are highly speculative and involve a high degree of risk and immediate substantial dilution and are suitable only for persons who can afford the loss of their entire investment. Prospective investors should carefully consider the information set forth herein under "RISK FACTORS."

                                  THE COMPANY

GENERAL

The Company designs, builds, installs, modifies and maintains (collectively, "wireless infrastructure building and implementation services") wireless communications transmitting and receiving facilities primarily for providers of wireless communications services. In addition, the Company (i) provides electrical design, engineering, and testing services (collectively, "wireless infrastructure electrical design and engineering services") and site acquisition and evaluation services ("site acquisition services") in connection with the installation and location of wireless communications facilities. The Company also sells unmanned communications shelters designed to be located adjacent to wireless transmitting and receiving facilities to house electrical equipment associated with such facilities. The Company's customers include providers of a broad range of wireless communications services including paging services, analog and digital cellular telephone services, personal communications services or "PCS", specialized mobile radio or "SMR" services, enhanced specialized mobile radio or "ESMR" services and microwave communications services. The Company's headquarters are located in Cedar Crest, New Mexico, approximately seven miles from Albuquerque, New Mexico. The Company also maintains regional offices in Laguna Hills, California, Gilbert, Arizona (located just outside Phoenix, Arizona), Houston, Texas, Fairview Heights, Illinois (located just outside St. Louis, Missouri), Crest Hill, Illinois (located just outside Chicago, Illinois), Birmingham, Alabama, Columbus, Ohio, Raleigh, North Carolina and Orlando, Florida.

HISTORY

The Company was incorporated in April, 1994 for the purpose of acquiring all of the issued and outstanding shares of capital stock of Michael R. Budagher Specialty Constructors, Inc., a New Mexico corporation. In 1995, Michael R. Budagher Specialty Constructors, Inc. changed its corporate name to Specialty Constructors, Inc. Originally, the Company's primary business was constructing, maintaining and modifying microwave transmission and receiving facilities predominantly for providers of short- and long-distance microwave communications services. Later, the Company began installing electronic and other related equipment in connection with these facilities. Following the initiation of the build out of cellular telephone networks in the United States, which began in 1983, the Company began to build, construct, enhance and maintain cellular transmitting and receiving facilities as well as microwave transmitting and receiving facilities. Throughout the late 1980's and continuing until the mid-1990's, a majority of the Company's growth and revenues were derived from wireless infrastructure building and implementation services related to the continuing build out and expansion of cellular telephone and paging networks. In the early 1990's, the Company began an effort to expand the scope of the services offered by the Company to include wireless infrastructure electrical design and engineering services. As a part of this expansion, in July 1995, the Company acquired ST Combined Resources, Inc., a California-based provider of electrical design and engineering services to the wireless communications industry. Following the acquisition, ST Combined Resources, Inc. changed its corporate name to Specialty Combined Resources, Inc.

RECENT TRENDS

During the fiscal year ended June 30, 1996, the Company continued to derive a significant portion of its revenues from wireless infrastructure building and implementation services rendered to providers of microwave, analog and digital cellular-based wireless communications services. In addition, beginning during approximately the last half of the fiscal year ended June 30, 1996, the Company experienced increasing demand for its services from providers of wireless communications services utilizing new or enhanced wireless communications technologies such as PCS and ESMR. This trend continued through the first six months of fiscal 1997. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

In January, 1997, the Company determined to cease manufacturing unmanned communications shelters at its manufacturing facilities located in Albuquerque, New Mexico. Instead, the Company intends to obtain unmanned communications shelters from unaffiliated third parties for resale to its customers. Historically, sales of these shelters have not comprised a significant component of the Company's revenues or results of operation. The Company does not anticipate that the cessation of manufacturing operations related to these shelters will have a material impact on its business, results of operations and financial condition. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS- Cessation of Shelter Manufacturing Operations."

BUSINESS STRATEGY

The Company intends to seek to capitalize on the demand for wireless infrastructure building and implementation services by continuing to expand its workforce and geographic presence in the marketplace. To accomplish these objectives, the Company intends to (i) continue its geographic expansion by opening new regional offices when demand for the Company's services or acquisition opportunities make such expansion feasible, (ii) continue to enhance its indigenous new employee hiring, training and retention programs as a method for attracting, training and retaining new, highly skilled workers and (iii) continue to seek to acquire other companies engaged in the wireless infrastructure building and implementation services and wireless infrastructure electrical design and engineering services businesses that have good reputations for quality service and highly skilled workers. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS- Business Strategy."


RECENT ACQUISITIONS

On July 1, 1995, the Company acquired all of the issued and outstanding capital stock of ST Combined Resources, Inc., a provider of wireless infrastructure electrical design and engineering services located in Laguna Hills, California. This acquisition was accounted for as a pooling of interests.

On October 23, 1995, the Company acquired substantially all the assets of Orlando Tower, Inc., an Orlando, Florida-based builder of wireless transmitting and receiving facilities, for approximately $163,000 in cash. This acquisition was accounted for as a purchase.

On July 2, 1996, the Company acquired substantially all the assets of East Coast Tower, Inc., a Greensborough, North Carolina-based builder of wireless transmitting and receiving facilities, for approximately $90,000 in cash. This acquisition was accounted for as a purchase.

On October 30, 1996, the Company acquired substantially all the assets of Data Cell Systems, Inc. ("Data Cell"), a builder of wireless transmitting and receiving facilities located in Gilbert, Arizona (located just outside Phoenix, Arizona), in exchange for $160,000 in cash and the issuance of 93,405 shares of Common Stock. The purchase price of the assets acquired from Data Cell is subject to increase by an amount not to exceed $200,000 in the aggregate if certain pre-tax earnings targets are achieved by the Company during the three fiscal years immediately following the date of the acquisition and if certain other conditions are met. This acquisition was accounted for as a purchase. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Recent Acquisitions."

The Company's principle executive offices are located at 12001 Hwy 14 North, Cedar Crest, New Mexico 87008 and its telephone number is (505) 281-2197.

                                 THE OFFERING

Securities Offered by the Company:      50,000 Units, each Unit consisting of
                                        two (2) shares of Common Stock and
                                        one (1) Warrant, at a price of $12.15
                                        per Unit (120% of the price at which the Units were sold to the public in the Company's November 1994 initial public offering (the "IPO")) issuable upon exercise of the Underwriters' Warrants.
                                        The shares of Common Stock and Warrants
                                        included in the Units underlying the
                                        Underwriters' Warrants are immediately
                                        separately transferrable

                                        50,000 shares of Common Stock at a price of $6.00 per share, issuable upon exercise of 50,000 Warrants included in the Units underlying the Underwriters' Warrants

                                        500,000 shares of Common Stock at a
                                        price of $6.00 per share, issuable upon
                                        exercise of 500,000 Warrants (the
                                        "Warrants Called for Redemption")
                                        included in 500,000 Units (the "Public
                                        Units") sold to the public in the IPO

Common Stock outstanding:
 Before the offering                    4,195,713 shares (1)
 After the offering                     4,845,713 shares (1)(2)

Warrants outstanding:
 Before the offering                    500,000
 After the offering                           0 (2)

Use of Proceeds                         The Company intends to use the net
                                        proceeds of this offering for working
                                        capital and for other general corporate
                                        purposes, including possible future
                                        acquisitions. See "USE OF PROCEEDS."

Risk Factors                            The securities offered hereby are highly
                                        speculative and involve a high degree of risk and immediate substantial dilution.
                                        Prospective investors should carefully
                                        consider the information set forth
                                        herein under "RISK FACTORS."

Dividend Policy                         The Company has never declared or paid
                                        any cash dividends on the Common Stock
                                        and does not anticipate paying dividends on the Common Stock at any time in the near future. The current policy of the Company's Board of Directors is to retain earnings, if any, to provide funds for operations and expansion of the Company's business. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Company and will depend on the Company's earnings, capital requirements and financial condition and such other factors as the Board of Directors may deem relevant. See "DIVIDEND POLICY" and "RISK FACTORS."

Nasdaq/NMS Market Symbols               "SCTR" and "SCTRW"

Pacific Stock Exchange Symbols          "SPP" and "SPPW"

___________
(1) Does not include (i) up to 363,895 shares of Common Stock issuable upon exercise of outstanding options granted under the Company's Amended and Restated 1994 Stock Option Plan and Outside Directors' Stock Option Plan at an average exercise price of $4.62 per share, of which 153,895 are exercisable as of the date of this Prospectus. See "MANAGEMENT-Amended and Restated 1994 Stock Option Plan," "MANAGEMENT-Outside Directors' Stock Option Plan" and "RISK FACTORS-Outstanding Options; Risk of Further Dilution. "
(2) Assumes exercise of all (i) the Underwriters' Warrants, (ii) the Warrants included in the Units underlying the Underwriters' Warrants and
     (iii) the Warrants Called for Redemption, although there can be no assurance that all such securities will be exercised. See "RISK FACTORS-Underwriters' Warrants; Risk of Further Dilution."

                         SUMMARY FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

The following summary financial information is derived from the Consolidated Financial Statements appearing elsewhere herein. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto, and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" appearing elsewhere in this Prospectus.

EARNINGS STATEMENT DATA:

                                         Fiscal Year Ended June 30,          Six Months Ended December 31,
                                         --------------------------          -----------------------------
                                             1996           1995                 1996              1995
                                             ----           ----                 ----              ----
Contract revenues earned.............    $   16,759     $    8,415           $   14,592        $    6,488

Cost of revenues earned..............        13,987          6,990               11,956             5,128

Gross profit.........................         2,772          1,425                2,636             1,360

Selling, general and administrative
 expenses............................         1,701          1,051                1,381               781

Earnings from operations.............         1,071            374                1,255               579

Net earnings.........................           804            340                  758               409

Net earnings per share...............         $0.20          $0.09                $0.18             $0.10

Weighted average common and
 common equivalent shares outstanding     4,104,336      3,750,806            4,261,264         4,092,308


BALANCE SHEET DATA(1):

                                                                                    December 31, 1996
                                                                                    -----------------
Working capital..........................................................               $    5,584

Total assets.............................................................                   13,961

Current liabilities......................................................                    5,110

Long-term debt...........................................................                      668

Stockholders' equity.....................................................               $    7,951


______________________
(1) Assumes no exercise of outstanding options to purchase shares of Common Stock granted pursuant to the Company's Amended and Restated 1994 Stock Option Plan and Outside Directors' Stock Option Plan. See "RISK FACTORS-Outstanding Options; Risk of Further Dilution," "MANAGEMENT-Amended and Restated 1994 Stock Option Plan" and "MANAGEMENT-Outside Directors' Stock Option Plan."

                                 RISK FACTORS

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION AND ARE SUITABLE ONLY FOR PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

DEPENDENCE ON THE WIRELESS COMMUNICATIONS INDUSTRY

The Company is dependent on the continued growth, viability and financial stability of its customers, which are in turn substantially dependent on the continued growth, viability and financial stability of the wireless communications industry. The wireless communications industry is highly competitive and has been characterized by rapid technological and regulatory change. Examples of recent technological changes include the advent or continued rapid development of new or enhanced wireless communications technologies such as PCS, ESMR and satellite-based wireless communications technologies. These technological changes could reduce, delay or make unnecessary the expansion or construction of new wireless communications networks, which in turn could render the Company's products and services obsolete or noncompetitive or otherwise reduce the demand for such products and services. A recent example of regulatory changes affecting the industry is the enactment of Telecommunications Act of 1996 which is expected to cause significant changes in existing regulation of the telecommunications industry that are intended to promote the competitive development of new services, to expand public availability of telecommunications services and to streamline regulation of the industry. In addition, many of the Company's customers are affected by general economic conditions. Any downturn or other disruption of the wireless communications industry caused by adverse competitive developments, technological changes, government regulation or other factors would have a material adverse effect on the Company's business, results of operations and financial condition. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "BUSINESS--The Wireless Communications Industry", "RISK FACTORS"- Government Regulation" and "BUSINESS-- Government Regulation."

DEPENDENCE ON KEY PERSONNEL

The Company relies on the business and technical expertise of its senior management personnel and certain other key employees. The Company's future performance depends in substantial part upon the continued contributions of these individuals. The loss of the services of any one of these individuals could have a material adverse effect on the Company's business results of operations and financial condition. In particular, the Company's future performance is highly dependent on the continued contributions of Mr. Michael R. Budagher, a founder, director and the Company's Chairman of the Board, President, Chief Executive Officer and Treasurer. The loss of the services of Mr. Budagher would have a material adverse effect on the Company's business, results of operations and financial condition. Mr. Budagher is not bound by an employment agreement with the Company and no assurances can be given that his services will be available at acceptable levels of compensation. The Company currently maintains key-man life insurance in the amount of $7,000,000 on Mr. Budagher. However, the Company believes that the proceeds from such insurance would not be sufficient to compensate it for the loss of Mr. Budagher's services. See "BUSINESS -- Employees" and "MANAGEMENT."

DEPENDENCE ON LABOR FORCE

The Company's future success is also particularly dependent on its ability to attract and retain experienced, highly qualified technical employees, project managers and other key employees who perform and manage the wireless infrastructure building and implementation of services provided by the Company. The Company believes there is, and there will continue to be, intense competition for the services of these individuals from competitors in the wireless infrastructure development and implementation industry and from providers of wireless communications services. The loss of significant numbers of the Company's current technical and project management personnel or the inability to attract and retain sufficient numbers of additional technical and project management personnel to support the expansion of the Company's business would have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to retain its key employees or that it will be able to attract or retain other experienced, highly qualified technical and project management personnel in the future. See "BUSINESS --Employees."

ACQUISITIONS

As a key component of its growth strategy, the Company has pursued and intends to continue to pursue acquisitions of companies that provide wireless infrastructure building and implementation services and wireless infrastructure electrical design and engineering services. In furtherance of this component of its growth strategy, since July, 1995, the Company has substantially all the assets and employees of three companies that provided wireless infrastructure building and implementation services similar to those provided by the Company, and one company that provided wireless infrastructure electrical design and engineering services. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Recent Acquisitions." Execution of this component of its growth strategy requires the Company's management to, among other things: (i) identify geographic markets in which the Company can successfully compete; (ii) identify acquisition candidates who are willing to be acquired at prices and on terms acceptable to the Company; and (iii) consummate identified acquisitions. In addition, it is possible that future acquisitions will require the Company to obtain additional financing either to consummate the acquisition or to provide additional working capital to facilitate the increased level of business activity caused by the acquisition. Certain risks are inherent in an acquisition strategy, such as dilution of outstanding equity securities, increased leverage and debt service requirements, the difficulty in combining different company cultures and facilities and the possibility of significant turnover among key employees of the acquired company following the acquisition, any of which could materially adversely affect the Company's operating results or the market price of the Common Stock prevailing from time to time. The success of any completed acquisition will depend in part on the Company's ability to effectively integrate the acquired business, which integration may involve unforeseen difficulties and may require a disproportionate amount of management's attention and the Company's financial and other resources.

The Company is currently considering several acquisitions of companies engaged in the wireless infrastructure building and implementation services and wireless infrastructure electrical design and engineering services businesses that the Company believes can complement or expand the Company's current customer base and ability to provide wireless infrastructure building and implementation services and wireless infrastructure electrical design and engineering services to its customers. No agreement, definitive or otherwise, with respect to any of these potential acquisitions has been reached. From time to time the Company has, and in the future may continue to, enter into negotiations with respect to potential acquisitions for these purposes, some of which have resulted or may result in preliminary agreements. In the course of these negotiations and/or due diligence, these negotiations and/or preliminary agreements may be abandoned modified or terminated. No assurance can be given that the Company will complete any of the acquisitions currently under consideration, that additional suitable acquisition candidates will be identified, that such future acquisitions, if any, will be made on terms acceptable to the Company, or that future acquisitions, if completed, will be successful. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-- Business Strategy."

POSSIBLE NEED FOR ADDITIONAL FINANCING

In addition to the management challenges presented by the continued implementation of the Company's growth strategy, future growth may require significant capital. Although the Company currently estimates that the net proceeds of this offering, together with cash generated from operations, will be sufficient to finance its current operations and planned capital expenditure requirements for at least twelve months following the date of this Prospectus, there can be no assurance that the Company will not require additional capital at an earlier date. The Company may, from time to time, seek additional funding through public or private financing, including debt or equity financing. There can be no assurance that adequate funding will be available as needed or, if available, on terms acceptable to the Company. If additional funds are raised by issuing equity securities, existing stockholders may experience dilution. Insufficient funds may inhibit future growth or require the Company to scale back or eliminate some or a significant part of its business. See "USE OF PROCEEDS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

COMPETITION

Historically, the market for wireless infrastructure building and implementation services has been highly competitive but also highly fragmented. As such, most participants in this market have been relatively small firms of between three to fifty employees. However, the Company has also faced competition in the market for wireless infrastructure building and implementation services from wireless communications equipment manufacturers that provide such services in conjunction with the sale of wireless communications equipment. While the industry continues to be comprised predominately of these smaller firms, over the past two years, the increased demand for wireless infrastructure building and implementation services has motivated other competitors to enter the market. These new competitors include, but are not limited to, traditional, non-wireless engineering and construction companies and non-wireless subcontractors who have begun to enter the market either alone or in conjunction with wireless equipment manufacturers. In addition, the Company faces competition in the market for wireless infrastructure electrical design and engineering services from stand-alone electrical engineering and design firms, other providers of wireless infrastructure building and implementation services and wireless communications equipment manufacturers. Many of these new competitors as well as many of the Company's historical competitors have significantly greater financial and other resources than the Company. As demand for wireless infrastructure building and implementation services increases, the Company expects that more non-traditional competitors will enter the market and provide increased competition to the Company. There can be no assurance that the Company will be able to compete effectively or that such increased competition will not have a material adverse effect on the Company's business, results of operations and financial condition.

GOVERNMENT REGULATION

The wireless communications industry is subject to regulation by state regulatory agencies, the FCC, Congress, the courts and other governmental bodies. There can be no assurance that any of these governmental bodies will not adopt or change regulations or take other actions that would adversely affect the wireless communications industry and the Company's business, financial condition and results of operations.

In addition, the Telecommunications Act of 1996 is expected to cause significant changes in existing regulation of the telecommunications industry that are intended to promote the competitive development of new services, to expand public availability of telecommunications services and to streamline regulation of the industry. These changes include requirements that local exchange carriers must: (i) permit other competitive carriers, which may include many wireless communications service providers, to interconnect to their networks; (ii) establish reciprocal compensation agreements with competitive carriers to terminate traffic on each other's networks and (iii) offer resale of their local loop facilities. The implementation of these requirements by the FCC and state authorities potentially involves numerous changes in established rules and policies that could adversely affect the wireless communications industry and the Company's business, financial condition and results of operations.

In addition, the construction and installation of wireless transmitting and receiving facilities are often the subject to state or local zoning, land use and other regulation. Such regulation may include zoning, environmental and building permit approvals or other state or local certification. The Telecommunications Act of 1996 provides that state and local authority over the placement, construction and modification of personal wireless services (including cellular, and other cellular mobile radio services ("CMRS") and unlicensed wireless services) shall not prohibit or have the effect of prohibiting personal wireless services or unreasonably discriminate among providers of functionally equivalent services. Although state and local zoning authorities retain their rights over land use, their actions cannot have the effect of banning wireless services or picking and choosing among similar wireless providers.

ALLEGED HEALTH RISKS RELATED TO RF EMISSIONS

Allegations have been raised that the use of cellular telephones and other wireless communications devices may pose health risks to humans due to radio frequency ("RF") emissions from the handsets. Studies performed by wireless telephone equipment manufacturers dispute these allegations, and a major industry trade association and certain governmental agencies have stated publicly that the use of such phones poses no undue health risk. Regardless of the truth of these allegations, they could have an adverse effect on the wireless communications industry which in turn could have an adverse effect on the Company. In addition, digital wireless telephones have been shown to cause interference to some electronic devices, such as hearing aids and pacemakers.

Concerns over RF emissions also may have the effect of discouraging the use of wireless communications. The FCC currently is conducting a rulemaking proceeding to update the guidelines and methods used for evaluating RF emissions from radio equipment, including wireless telephones. The FCC's proposal, if adopted, would impose more restrictive standards on RF emissions from devices such as hand-held cellular and PCS telephones. These concerns could have an adverse effect on the wireless communications industry which in turn could have an adverse effect on the Company.

SEASONALITY OF INSTALLATION ACTIVITIES.

Historically, the rate at which contracts for the installation and retrofit of wireless communications facilities are awarded has been lower during the period from January 1 to March 31 of each year due to contracting practices of many providers of wireless communications. In addition, cold weather and the limited daylight hours in the winter months in certain markets have lowered the revenues received from wireless infrastructure building and implementation services during these months. Therefore, the Company may experience lower than average revenues during the winter season.

TRANSACTIONS WITH AFFILIATES


The Company often enters into transactions with its affiliates and other persons or entities affiliated with the Company or its affiliates. There are numerous conflicts of interest between the Company and its affiliates, particularly between the Company and entities that are affiliated with individuals having executive responsibility for the Company. Typically, these include the possibility of channeling business to entities other than the Company that is more appropriately business of the Company, the Company paying excessive prices to affiliated entities, or the Company subsidizing the affiliated entity by charging less than market rates. The Company has extensive experience in costing the services it provides, and management of the Company believes that the Company's costing to affiliated entities is consistent with its general costing. Similarly, products or services received by the Company from affiliated entities have been at substantially the same rates charged other enterprises. The Company has compared these rates prior to engagement with independent quotes or with rates charged by other entities. None of the agreements or arrangements with affiliates are subject to adjustment.

While there has been no independent determination as to the fairness of the Company's transactions with affiliated entities, the Company's Board of Directors has reviewed these transactions and has found the terms of these transactions to be fair and reasonable to the Company. Management of the Company believes that the transactions with affiliated entities that occurred in the past have been fair and reasonable to the Company and that practical measures have been taken to assure that any such transactions in the future will be fair and reasonable to the Company. Nonetheless, almost all transactions between the Company and affiliated entities have been with entities that are controlled by Michael R. Budagher. As of the date of this Prospectus, Michael R Budagher controls the Company. As a result of this control, Michael R. Budagher has the legal power to elect directors and thus elect those that set the Company's policies, including policies involving related party transactions, that is, should Michael R. Budagher determine to have a different policy regarding transactions with affiliates, he has the power to elect directors that would implement that new policy. Michael R. Budagher has no intent to have any transaction with an affiliated entity that is not fair and reasonable to the Company, now or in the future. See "RISK FACTORS -- Concentration of Ownership" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

CONCENTRATION OF OWNERSHIP

Michael R. Budagher, the Company's Chairman, President, Chief Executive Officer and Treasurer, will retain beneficial ownership of approximately 48.6% of the Common Stock outstanding after this offering assuming all the Warrants Called for Redemption, the Underwriters' Warrants and the Warrants included in the Units underlying the Underwriters' Warrants are exercised. There can be no assurance that all such securities will be exercised. As a result, Mr. Budagher will have the ability to exert significant influence over the business affairs of the Company, including the ability to influence the election of directors and the results of voting on all matters requiring stockholder approval. See "MANAGEMENT" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL ADVERSE EFFECT ON MARKET PRICE ON COMMON STOCK

At the date of this Prospectus, 4,195,713 shares of Common Stock were outstanding, 2,875,713 of which were "restricted securities" under applicable securities laws. Upon completion of this offering, assuming all the Warrants Called for Redemption, the Underwriters' Warrants and the Warrants included in the Units underlying the Underwriters' Warrants are exercised, the Company will have 4,845,713 shares of Common Stock outstanding. All of the securities sold in this offering will be freely transferable without further restriction or registration under the Securities Act, except for any securities purchased by an "affiliate" of the Company (as defined under the Securities Act). Additional shares of Common Stock may become eligible for sale in the public market from time to time upon exercise of warrants and stock options. See "RISK FACTORS-Outstanding Options; Risk of Further Dilution" and "RISK FACTORS-Underwriters' Warrants; Risk of Further Dilution."

Holders of restricted securities must comply with the requirements of Rule 144 in order to sell their shares in the open market. In general, under Rule 144 as currently in effect, any affiliate of the Company and any person (or persons whose sales are aggregated) who has beneficially owned his or her restricted shares for at least two years, would be entitled to sell in the open market within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the then outstanding shares of the Company's Common Stock; or (ii) the average weekly trading volume reported on the Nasdaq System during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on manner of sale, notice requirements, and availability of current public information about the Company. Nonaffiliates who have held their restricted shares for three years are entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates of the Company for the three months preceding such sale.

The Company can make no prediction as to the effect, if any, that sales of shares of additional shares of Common Stock or the availability of such shares for sale will have on the market price of the Common Stock. Nevertheless, sales of significant amounts of Common Stock could adversely affect the prevailing market price of Common Stock, as well as impair the ability of the Company to raise capital through the issuance of additional equity securities. See "SHARES ELIGIBLE FOR FUTURE SALE."

DILUTION

The exercise price of each of the Underwriters' Warrants, the Warrants included in the Units underlying the Underwriters' Warrants and the Warrants Called for Redemption, when divided by the number of shares of Common Stock receivable upon such exercise, is substantially higher than the current book value per share of Common Stock. Consequently, the purchasers of the shares of Common Stock offered hereby and issuable upon exercise of the Underwriters' Warrants, the Warrants included in the Units underlying the Underwriters' Warrants and the Warrants Called for Redemption will experience immediate, substantial dilution.

OUTSTANDING OPTIONS; RISK OF FURTHER DILUTION

As of the date of this Prospectus, the Company has outstanding options to purchase a total of 363,895 shares of Common

Stock at a weighted average exercise price of $4.62 per share including 343,895 options granted under the Company's Amended and Restated 1994 Stock Option Plan and 20,000 options granted under the Company's Outside Directors' Stock Option Plan. Of these options, 153,895 are currently exercisable including 133,895 options granted under the Amended and Restated 1994 Stock Option Plan and all the options granted to date under the Outside Directors' Stock Option Plan. In the future, the price which the Company would receive for its Common Stock upon exercise of such options could be significantly less than the value of, or market price for, the Common Stock at the time such options are exercised. While such options are outstanding, the holders thereof are given, at little or no cost, the opportunity to profit from a rise, if any, in the value of or market price (if any) for the Common Stock without assuming the risk of ownership. To the extent that any such options are exercised, the interests of the Company's stockholders will be diluted proportionately. See "SHARES ELIGIBLE FOR FUTURE SALE."

UNDERWRITERS' WARRANTS; RISK OF FURTHER DILUTION

In connection with the IPO, in November, 1994, the Company sold the Underwriter's Warrants to the Representatives for nominal consideration. The Underwriters' Warrants enable the holders thereof to purchase from the Company up to 50,000 Units, each Unit consisting of two (2) shares of Common Stock and one (1) Warrant, at an exercise price of $12.15 per Unit (120% of the price at which the Units were initially offered to the public in the IPO), until November 3, 1999. The Warrants included in the Units underlying the Underwriters' Warrants entitle the holders thereof to purchase one (1) share of Common Stock at an exercise price of $6.00 per share until November 3, 1999 and are identical to the Warrants Called for Redemption except that the Warrants included in the Units underlying the Underwriters' Warrants such are not subject to redemption by the Company prior to exercise of the Underwriters' Warrants. As of the date of this Prospectus, none of the Underwriters' Warrants had been exercised.

In connection with the issuance of the Underwriters' Warrants, the Company granted to the Representatives certain demand and incidental registration rights obligating the Company under certain circumstances to register under the Securities Act and applicable state securities acts, at the expense of the Company, the Units underlying the Underwriters' Warrants, the shares of Common Stock and Warrants included in such Units and the shares of Common Stock underlying such Warrants. These securities have been included in the Registration Statement of which this Prospectus is a part in accordance with these registration rights. There can be no assurance that all the Underwriters' Warrants or the Warrants included in the Units underlying the Underwriters' Warrants will be exercised. In the future, the price which the Company would receive for the shares of Common Stock included in the Units underlying the Underwriters' Warrants or issuable upon exercise of the Warrants included in such Units could be significantly less than the value of, or market price for, the Common Stock at the time such Underwriters' Warrants or such Warrants included in the Units underlying such Underwriters' Warrants are exercised. For the life of the Underwriters' Warrants and the Warrants included in the Units underlying such Underwriters' Warrants, the holders thereof are given, at nominal cost, the opportunity to profit from the difference, if any, between the exercise prices thereof and the value, or market price (if any) of, the Common Stock receivable upon exercise thereof without assuming the risk of ownership. The terms on which the Company could obtain additional capital during the exercise period of the Underwriters' Warrants and the Warrants included in the Units underlying such Underwriters' Warrants may be adversely affected as the holders of such securities may be expected to exercise them when in all likelihood, the Company would be able to obtain any needed capital by a new placement of securities on terms more favorable than those provided for by the Underwriters' Warrants or the Warrants included in the Units underlying such Underwriters' Warrants. See"SHARES ELIGIBLE FOR FUTURE SALE."

NO INTENTION TO PAY DIVIDENDS

The Company has never declared or paid any cash dividends on the Common Stock and does not anticipate paying dividends on the Common Stock at any time in the near future. The current policy of the Company's Board of Directors is to retain earnings, if any, to provide funds for operations and expansion of the Company's business. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Company and will depend on the Company's earnings, capital requirements, and financial condition and such other factors as the Board of Directors may deem relevant. See "DIVIDEND POLICY."

LIMITATIONS ON DIRECTOR LIABILITY

Section 78.751 of the General Corporation Law of Nevada ("NGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of any action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that in view of all the circumstances of the case such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Section 78.751 of the NGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

The Articles of Incorporation, as amended (the "Articles"), and By-Laws of the Company provide, in effect, that to the extent and under the circumstances permitted by Section 78.751 of the NGCL and subject to certain conditions, the Company shall indemnify any person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding of the type described above by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation. Reference is made to the Company's Articles and By-laws, both of which have been filed as Exhibits to the Registration Statement of which this Prospectus is a part.

The indemnification provisions set forth in the Articles and the Company's By-laws provide for broad indemnification under Nevada law with no express exclusion for liabilities arising under or in connection with the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving a director or officer of the Company in which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain Statements in the Prospectus Summary and under the captions "RISK FACTORS," "USE OF PROCEEDS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS" and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following general economic and business conditions: industry capacity; other industry trends; demographic changes; competition; the loss of any significant customers; changes in business strategy or development plans; availability and successful integration of acquisition candidates; availability, terms and deployment of capital; advances or changes in technology; quality of management; business abilities and judgment of personnel; availability of qualified personnel; changes in, or the failure to comply with, government regulations; labor costs; and other risk factors, uncertainties and cautionary statements appearing in this Prospectus. The risk factors, uncertainties and other cautionary statements appearing in this Prospectus should not be construed as exhaustive.

                                DIVIDEND POLICY

The Company has never declared or paid any cash dividends on the Common Stock and does not anticipate paying dividends on the Common Stock at any time in the near future. The current policy of the Company's Board of Directors is to retain earnings, if any, to provide funds for operations and expansion of the Company's business. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Company and will depend on the Company's earnings, capital requirements, and financial condition and such other factors as the Board of Directors may deem relevant.

                                USE OF PROCEEDS

Assuming all the Warrants Called for Redemption, the Underwriters' Warrants and the Warrants included in the Units underlying the Underwriters' Warrants are exercised, the net proceeds to be received by the Company from the sale of the securities offered hereby, after deducting the estimated expenses of this offering, are expected to be approximately $3,627,500. However, there can be no assurance that all such securities will be exercised. The Company intends to use the net proceeds from this offering as working capital to support accounts receivable generated by the Company's wireless infrastructure building and implementation services business, to effect acquisitions of other companies engaged in the wireless infrastructure building and implementation services and wireless infrastructure electrical design and engineering services businesses and for other general corporate purposes.

The exact allocation of the proceeds for such purposes and timing of such expenditures has not been finally determined and may vary significantly depending upon numerous factors, including the continued expansion of the Company's wireless infrastructure building and implementation services business and the Company's success in securing acquisition opportunities. Until utilized for the above purposes, the net proceeds from this offering are intended to be invested in short-term, investment-grade securities. The Company estimates that such proceeds will be sufficient to fund such expenditures and other cash requirements for at least the next 12 months. However, such time periods may vary significantly depending upon a number of factors, and no assurances can be given in this regard. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                                CAPITALIZATION
                                (IN THOUSANDS)

The following table sets forth the capitalization of the Company as of December 31, 1996. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto, and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" appearing elsewhere in this Prospectus.

                                                               December  31,
                                                                  1996(1)
                                                             -----------------
Short-term debt:
   Current portion of long term debt.........................     $   61
   Short term borrowings.....................................        924
                                                                  ------
                                                                     985

Long-term debt...............................................        668

Stockholders' equity:
   Common stock, $.01 par value (10,000,000 shares
   authorized, 4,185,713 shares issued and
   outstanding)..............................................         42

   Additional paid-in capital................................      4,831

   Retained earnings.........................................      3,078
                                                                  ------
Total stockholders' equity...................................      7,951
                                                                  ------
Total capitalization.........................................     $9,604
                                                                  ======

____________
(1) Assumes no exercise of outstanding options to purchase shares of Common Stock granted pursuant to the Company's Amended and Restated 1994 Stock Option Plan and Outside Directors' Stock Option Plan. See "RISK FACTORS-Outstanding Options; Risk of Further Dilution," "MANAGEMENT-Amended and Restated 1994 Stock Option Plan" and "MANAGEMENT-Outside Directors' Stock Option Plan."

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is quoted on the Nasdaq National Market under the symbol "SCTR" and on the Pacific Stock Exchange under the symbol "SPP." On January 24, 1997, there were approximately 1,701 holders of record of the Company's common stock. The following table sets forth the quarterly high and low bid prices for the Company's common stock. These prices reflect inter-dealer prices and do not include adjustments for retail mark-ups, mark-downs or commissions and may not represent actual transactions.

Fiscal Year Ended
June 30, 1995:                                       High           Low
--------------                                       ----           ---
Fiscal Quarter*                                    $  5.00        $ 2.75
Fiscal Quarter                                     $  4.625       $ 2.875
Fiscal Quarter                                     $  3.625       $ 2.125

* Reflects trading from November 7, 1994 through December 31, 1994.

Fiscal Year Ended
June 30, 1996:                                       High             Low
--------------                                       ----             ---

Fiscal Quarter                                     $  3.875       $ 2.50
Fiscal Quarter                                     $  3.375       $ 2.00
Fiscal Quarter                                     $  5.75        $ 2.25
Fiscal Quarter                                     $  6.25        $ 3.625

Fiscal Year Ended
June 30, 1997:                                       High             Low
--------------                                       ----             ---

Fiscal Quarter                                     $  9.625       $ 3.9375
Fiscal Quarter                                     $ 10.0625      $ 6.75
3/rd/ Fiscal Quarter
(through February 7, 1997)                         $ 15.125       $10.00

To date, the Company has not declared or paid any cash dividends on its common stock, and the present policy of the Board of Directors is to retain any earnings to provide for the Company's growth. Any future determination to pay dividends will be at the discretion of the Board of Directors, and dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. See "RISK FACTORS-No Intention to Pay Dividends," and "DIVIDEND POLICY."

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

The following table sets forth selected consolidated earnings statement data for the fiscal years ended June 30, 1996 and 1995 and the six months ended December 31, 1996 and 1995 and selected balance sheet data as of December 31, 1996. This information has been derived from the Consolidated Financial Statements appearing elsewhere herein. This information should be read in conjunction with, and is qualified by, the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

EARNINGS STATEMENT DATA:
                                              Fiscal Year Ended June 30,    Six Month Ended December 31,
                                             ----------------------------   ----------------------------

                                                    1996          1995            1996            1995
                                                    ----          ----            ----            ----
Contract revenues earned.........              $   16,759     $    8,415      $   14,592      $    6,488

Cost of revenues earned..........                  13,987          6,990          11,956           5,128
                                                   ------          -----          ------           -----
Gross profit.....................                   2,772          1,425           2,636           1,360

Selling, general and administrative
expenses.........................                   1,701          1,051           1,381             781
                                                    -----          -----           -----            ----
Earnings from operations.........                   1,071            374           1,255             579

Other income (deductions):
 Gain (loss) on sale of equipment                      (5)            13              --             (12)
 Interest income.................                     219            170              31             117
 Interest expense................                     (27)           (11)            (56)            (36)
 Other, net......................                      18              3              --               2
                                                    -----          -----           -----           -----
Earnings before income tax
 expense.......                                     1,276            549           1,230             650

Income tax expense (credit)......                     472            209             472             241
                                                    -----          -----           -----           -----
Net earnings per common..........              $      804     $      340      $      758      $      409

Net earnings per common share
 and common equivalent share...                $     0.20     $     0.09      $     0.18      $     0.10

Weighted average common shares
 and common equivalent shares
 outstanding (1).................               4,104,336      3,750,806       4,261,264       4,092,308

BALANCE SHEET DATA(1):

                              December 31, 1996
                              -----------------
Working capital.........           $5,584

Total assets............           13,961

Current liabilities.....            5,110

Long-term debt..........              668

Stockholders' equity....            7,951

-----------------------
(1) Assumes no exercise of outstanding options to purchase shares of Common Stock granted pursuant to the Company's Amended and Restated 1994 Stock Option Plan and Outside Directors' Stock Option Plan (See "RISK FACTORS-Underwriters' Warrants; Risk of Further Dilution," "MANAGEMENT-Amended and Restated 1994 Stock Option Plan" and "MANAGEMENT-Outside Directors' Stock Option Plan."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussions contains forward-looking statemente within the meaning of the Reform Act and should be read in conjunction with the consolidated Financial Statements and the notes thereto and the risk factors, uncertainties and other cautionary satements appearing elsewhere in this Prospectus. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including the risks, uncertainties and other cautionary statements set forth under "RISK FACTORS," "USE OF PRECEEDS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS" and elsewhere in this Prospectus. The risk factors, uncertainties and other cautionary statements appearing in this Prospectus should not be construed as exhaustive. For a more complete understanding of the Company's operations, see "RISK FACTORS" and "BUSINESS."

RESULTS OF OPERATIONS

COMPARISON OF THE FISCAL YEARS ENDED JUNE 30, 1996 AND 1995

The following table sets forth certain consolidated financial data expressed as a percentage of net sales for the fiscal years ended June 30, 1996 and 1995.

                                                      Percentage of Revenues
                                                     ------------------------
                                                     Fiscal Year Ended June 30,
                                                     --------------------------
                                                     1996                  1995
                                                     ----                  ----
          Contract revenues earned                  100.0%                100.0%
          Cost of revenues                           83.4                  83.1
                                                    -----                 -----
          Gross profit                               16.6                  16.9
          Selling, general and
           administrative expenses                   10.1                  12.5
                                                    -----                 -----
          Earnings from operations                    6.5                   4.4
          Other net                                     -                    .2
          Interest expense                           ( .2)                (  .1)
          Interest income                             1.3                   2.0
                                                    -----                 -----
          Earnings before income tax expense          7.6                   6.5
          Income tax expense                          2.8                   2.5
                                                    -----                 -----
          Net earnings                                4.8%                  4.0%
                                                    =====                 =====

Revenues. For the fiscal year ended June 30, 1996, revenues increased to $16,758,629 from $8,414,590 in the fiscal year ended June 30, 1995, which represents an increase of $8,344,039 or 99% over fiscal 1995. This increase in revenues resulted primarily from growth in the Company's wireless infrastructure building and implementation services business. Beginning during approximately the last half of the fiscal year ended June 30, 1996 the Company experienced increasing demand for its services from providers of wireless communications services utilizing new or enhanced wireless communications technologies such as PCS and ESMR. During the fiscal year ended June 30, 1996, three customers represented approximately 44% of the Company's revenues; PCS PrimeCo 18%, Sprint Cellular Company 16% and Cellular One 10%.

Gross Profit. Gross profit for fiscal year ended June 30, 1996 increased $1,347,476 or 95% from $1,424,802 in fiscal 1995 to $2,772,278 in fiscal 1996.
Gross profit as a percentage of revenue remained unchanged at 17% for both fiscal 1995 and fiscal 1996.

Selling, general and administrative ("SG&A") expenses. As a percentage of revenues, SG&A expenses decreased from 12% of revenues in fiscal 1995 to 10% of revenues in fiscal 1996. SG&A expenses increased $650,188 or 62% from $1,050,666 in fiscal 1995 to $1,700,854 in fiscal 1996. The decrease in SG&A expenses as a percentage of revenue was primarily attributable to increased operating and administrative efficiencies realized as a result of additions to the Company's administrative staff and facilities during the fiscal year ended June 30, 1995 and the increase in revenues generated during the fiscal year ended June 30, 1996. The increase in SG&A expenses resulted primarily from increased marketing and administrative expenses associated with additional personnel added to accommodate the Company's growth.

Net Earnings. Net earnings increased $464,200 or 136% to $804,355 in the fiscal year ended June 30, 1996 from $340,155 in the fiscal year ended June 30, 1995. As a percentage of revenue, net earnings increased to 5% in fiscal 1996 from 4% in fiscal 1995. This increase in net margin was primarily attributable to improvements in the Company's operating margin resulting from strong demand for the Company's wireless infrastructure building and implementation services and a decrease in SG&A expenses as a percentage of revenue.

COMPARISON OF THE FISCAL YEARS ENDED JUNE 30, 1995 AND 1994

The following table sets forth certain consolidated financial data expressed as a percentage of net sales for the fiscal years ended June 30, 1995 and 1994.

                                                    Percentage of Revenues
                                                    ----------------------

                                                  Fiscal Year Ended June 30,
                                                  --------------------------
                                                    1995               1994
                                                    ----               ----
          Contract revenues earned                 100.0%             100.0%
          Cost of revenues                          83.1               72.9
                                                   -----              -----
          Gross profit                              16.9               27.1
          Selling, general and
           administrative expenses                  12.5               11.4
                                                   -----              -----
          Earnings from operations                   4.4               15.7
          Other net                                   .2                 .2
          Interest expense                         (  .1)             (  .1)
          Interest income                            2.0                 .2
                                                   -----              -----
          Earnings before income tax expense         6.5               16.0
          Income tax expense                         2.5                6.0
                                                   -----              -----
          Net earnings                               4.0%              10.0%
                                                   =====              =====

Revenues. The Company's revenues for the fiscal year ended June 30, 1995 increased to $8,414,590 from $6,435,759 for the same time period in the prior year, an increase of approximately 31%. Four accounts represented 55% of the Company's revenues for the year ended June 30, 1995; Bell Atlantic Mobile 21%, Cellular One 10%, Nextel Communications 10% and Sprint Cellular 14%.

Gross Profit. Beginning late in the Company's second quarter of fiscal 1995, the Company began to increase its project management staff, eventually increasing the staff by 275% and opening four regional offices. Beginning at the same time and continuing through the third quarter of fiscal 1995, the Company's revenue growth paused. The Company believes that this pause may have occurred because service providers were preoccupied with the auctioning of PCS licenses by the federal government and the consequences of that action on the short and long-term plans of service providers. The increase in project management staff significantly increased the Company's cost of revenues. This increase, together with the lack of revenue growth during the same period, adversely affected the Company's gross profit. Gross profit, as a percentage of revenues, decreased from 27% to 17% for the year ended June 30, 1995 compared to the year ended June 30, 1994. There are two significant contributors to this decline, namely, the 275% increase in project management staff and the increased resources needed to supply its customers' demand for unmanned communications shelters.

In anticipation of growth, the Company expanded its operations and personnel in various regions throughout the United States. In December of 1994, the Company opened an office in the Chicago, Illinois area staffed by three project managers, two of whom were newly hired or promoted. In February of 1995, the Company opened an office in the Columbus, Ohio area staffed by two project managers, both of whom were newly promoted. In April of 1995, an office was opened in Birmingham, Alabama with one newly promoted project manager and one newly promoted site supervisor. In June 1995, the Company opened an office in Wycoff, New Jersey with two newly hired project managers. In total, the Company increased its project management staff by 275% throughout the course of the fiscal year ended June 30, 1995. The project manager is viewed as the front-line person responsible for customer satisfaction through quality services and timely completion of the projects. The Company experienced inefficiencies associated with the 275% growth in project management staff. These inefficiencies resulted from project management staff being in place prior to contracts being entered into that utilized such staff and the hiring of required field personnel. The Company believes that a strong project management staff is critical to continued growth of the Company.

During the year ended June 30, 1995, the Company was asked by one of its major customers to provide unmanned portable shelters to house communications equipment used at cellular transmission facilities. In anticipation of the potential for a significant market in these shelters to multiple customers, the Company established a manufacturing facility in Albuquerque, New Mexico and began producing as demand required.

SG&A Expenses. SG&A expenses for the year ended June 30, 1995 increased to $1,050,666 from $732,290 for the same time period in the prior year, an increase of 4% as a percentage of revenues. The Company incurred an increase in SG&A costs attributable to the opening of four new offices, as discussed above. In addition, the company incurred costs associated with the acquisition of two companies, the equipment and personal property of Vidano Corporation in April 1995 and the equity of ST Combined Resources, Inc. in July 1995. A significant percentage of the increase in SG&A expenses was attributable to fees associated with being a publicly traded entity, such items as investor relations, legal and accounting fees for public filing requirements and directors and exchange listing fees.

Net Earnings. Net earnings decreased to $340,155 for the fiscal year ended June 30, 1995 from $654,044 for the fiscal year ended June 30, 1994, a decrease of approximately 4% expressed as a percentage of revenues. This decrease was attributable to increases in costs associated with the 275% increase in project management staff, the building of unmanned communications shelters, the costs associated with opening new offices and being a publicly traded entity.

COMPARISON OF THE SIX-MONTH PERIODS ENDED DECEMBER 31, 1996 AND 1995

The following table sets forth certain consolidated financial data expressed as a percentage of contract revenues earned for the six-month periods ended December 31, 1996 and 1995.

                                                     Percentage of Revenues
                                                     ----------------------
                                                  Six Months Ended December 31,
                                                  -----------------------------

                                                    1996               1995
                                                    ----               ----
          Contract revenues earned                  100.0%             100.0%
          Cost of revenues                           81.8               79.1
                                                    -----              -----
          Gross profit                               18.2               20.9
          Selling, general and
           administrative expenses                    9.5               12.1
                                                    -----              -----
          Earnings from operations                    8.7                8.8
          Other net                                     -                  -
          Interest expense                          (  .4)             (  .6)
          Interest income                              .2                1.8
                                                    -----              -----
          Earnings before income tax expense          8.5               10.0
          Income tax expense                          3.3                3.7
                                                    -----              -----
          Net earnings                                5.2%               6.3%
                                                    =====              =====

Revenues. The Company's revenues for the six-month period ended December 31, 1996, increased approximately 125% to $14,591,735 as compared to $6,487,722 for the same six-month period in the prior year. The Company believes the increase is related to growth in the Company's wireless infrastructure building and implementation services business related primarily to an increase in the installation of facilities related to new PCS systems.

Gross Profit. Gross profit for the six-month period ended December 31, 1996 increased approximately 94% to $2,635,502 as compared to $1,360,189 for the same six-month period in the prior year. Gross profit as a percentage of revenue decreased from 20.9% for the six-month period ended December 31, 1995 to 18.2% for the six-month period ended December 31, 1996.

SG&A Expenses. SG&A expenses as a percentage of revenues decreased from 12.1% to 9.5% for the six-month period ended December 31, 1995 and 1996, respectively. This decrease was a result of operational efficiencies realized with the increase in revenues.

Net earnings for the six-month period ended December 31, 1996 increased approximately 85% to $758,037 compared to $409,475 for the same six-month period in the prior year. As a percentage of revenue, net earnings decreased to 5.2% from 6.3% in the same period in the prior year.

RECENT ACQUISITIONS

On July 1, 1995, the Company acquired all of the issued and outstanding capital stock of ST Combined Resources, Inc., a provider of wireless infrastructure electrical design and engineering services located in Laguna Hills, California. This acquisition was accounted for as a pooling of interests.

On October 23, 1995, the Company acquired substantially all the assets of Orlando Tower, Inc., an Orlando, Florida-based builder of wireless transmitting and receiving facilities, for approximately $163,000 in cash. This acquisition was accounted for as a purchase.

On July 2, 1996, the Company acquired substantially all the assets of East Coast Tower, Inc., a Greensborough, North Carolina-based builder of wireless transmitting and receiving facilities, for approximately $90,000 in cash. This acquisition was accounted for as a purchase.

On October 30, 1996, the Company acquired substantially all the assets of Data Cell Systems, Inc. ("Data Cell"), a builder of wireless transmitting and receiving facilities located in Gilbert, Arizona (located just outside Phoenix, Arizona), in exchange for $160,000 in cash and the issuance of 93,405 shares of Common Stock. The purchase price of the assets acquired from Data Cell is subject to increase by an amount not to exceed $200,000 in the aggregate if certain pre-tax earnings targets are achieved by the Company during the three fiscal years immediately following the date of the acquisition and if certain other conditions are met. This acquisition was accounted for as a purchase.

CESSATION OF SHELTER MANUFACTURING OPERATIONS

In January, 1997, the Company determined to cease manufacturing unmanned communications shelters at its manufacturing facilities located in Albuquerque, New Mexico. Instead, the Company intends to obtain unmanned communications shelters from unaffiliated third parties for resale to its customers. Historically, sales of these shelters have not comprised a significant component of the Company's revenues or results of operation. The Company does not anticipate that the cessation of manufacturing operations related to these shelters will have a material impact on its business, results of operations and financial condition.

SEASONALITY

Historically, the rate at which contracts for the installation and retrofit of wireless communications facilities are awarded has been lower during the period from January 1 to March 31 of each year due to contracting practices of many providers of wireless communications. In addition, cold weather and the limited daylight hours in the winter months in certain markets have lowered the revenues received from wireless infrastructure building and implementation services during these months. Therefore, the Company may experience lower than average revenues during the winter season.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1996, the Company had cash and temporary investments totaling $644,434, a decrease of $2,219,035 from June 30, 1996. During the six-month period ended December 31, 1996, cash utilized for operating activities was $730,805. Net cash flow from operating activities was impacted primarily by increases in accounts receivable associated with increased revenues generated during the six-month period ended December 31, 1996 as compared to the comparable period last year. During the six-month period ended December 31, 1996, the Company expended $896,559 on capital expenditures, primarily for vehicles and equipment used in the Company's wireless infrastructure building and implementation services business, and $160,000 in connection with the acquisition of substantially all the assets of Data Cell Systems, Inc. (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-Recent Acquisitions").

In November, 1994, the Company completed an initial public offering (the "IPO") of 500,000 Units. Each Unit consisted of two (2) shares of the Company's Common Stock and one (1) Warrant. Each Warrant entitles the holder thereof to purchase one (1) share of the Company's common stock for a purchase price equal to $6.00 at any time prior to November 3, 1999. Prior to November 3, 1999, the Company may, at its option, redeem all the Warrants then outstanding ("Warrants Called for Redemption"), at a redemption price of $.05 per Warrant Called for Redemption, if the closing sales price of the Common Stock as reported by the Pacific Stock Exchange or other national trading market on which the Common Stock may then be listed has equaled or exceeded $9.00 per share for ten (10) consecutive trading days (the "Target Price"). The price of the Common Stock has exceeded the Target Price and the Company has caused a notice of redemption to be sent to the holders of the Warrants Called for Redemption on the date of this Prospectus and set the date for redemption thereof on March 26, 1997 (the "Redemption Date"). All holders of Warrants Called for Redemption have the right to exercise their Warrants Called for Redemption until 5:00 p.m. New York City time on the March 25, 1997, the last business day preceding the Redemption Date. Any Warrants Called for Redemption not so exercised will be redeemed for $.05 per Warrant Called for Redemption after the Redemption Date. At December 31, 1996, $868,423 of proceeds from the IPO remained. At present, the Company intends to utilize the majority of the unexpended proceeds of the IPO together with the net proceeds, if any, of the securities offered hereby, for working capital to support accounts receivable generated by the Company's wireless infrastructure building and implementation services business, to effect acquisitions of other companies engaged in the wireless infrastructure building and implementation services and wireless infrastructure electrical design and engineering services businesses and for other general corporate purposes. See "USE OF PROCEEDS," "RISK FACTORS-Acquisitions" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-Cautionary Note Regarding Possible Future Acquisitions."

At December 31, 1996, the Company had a $2 million line of credit (the "First State Bank Line of Credit") with First State Bank, Albuquerque, New Mexico, to be used for working capital. The First State Bank Line of Credit is secured by
the accounts receivable of Specialty Constructors.   At December 31, 1996,
outstanding borrowings under the First State Bank Line of Credit totaled $923,928 and $1,076,072 were available for future borrowing. The final maturity date of the First State Bank Line of Credit is May 1997. Outstanding borrowings under the First State Bank Line of Credit accrued interest at the prime rate which was 8.25% at December 31, 1996. On January 22, 1997, the First State Bank Line of Credit was replaced with a new line of credit (the "Norwest Line of Credit") from Norwest Bank New Mexico, N.A. ("Norwest"). On January 29, 1997, all outstanding borrowings under the First State Bank Line of Credit were repaid from the proceeds of an advance under the Norwest Line of Credit and the First State Bank Line of Credit was canceled.

On January 22, 1997, the Company entered into the Norwest Line of Credit. The Norwest Line of Credit provides up to $6 million in financing for working capital and is secured by substantially all the Company's accounts receivable. The Norwest Line of Credit also provides up to $1 million in additional financing for purchases of vehicles and equipment. As of the date of this Prospectus, outstanding borrowings under the Norwest Line of Credit totaled approximately $2 million leaving approximately $4 million and $1 million available for future borrowing for working capital and purchases of vehicles and equipment, respectively. The final maturity date of the Norwest Line of Credit is November 30, 1997. Outstanding borrowings under the Norwest Line of Credit accrue interest at a variable rate equal to the Norwest Bank Minnesota, N.A. Base Lending Rate plus .5%. As of the date of this Prospectus, the interest rate on the Norwest Line of Credit was 8.75%.

The Company's future cash requirements for fiscal 1997 and beyond will depend primarily upon the level of wireless infrastructure building and implementation business conducted by the Company, the level of working capital needed to generate the revenues associated with such business and acquisition opportunities. The Company believes that revenues from operations, amounts available under the Norwest Line of Credit, net proceeds from the sale of the securities offered hereby and other capital resources available to the Company will be adequate to satisfy its working capital requirements for at least twelve months following the date of this Prospectus. See "RISK FACTORS-Acquisitions," and "RISK FACTORS-Possible Need for Additional Financing."

BUSINESS STRATEGY

The Company believes its success is dependent on, among other factors, the continued expansion and development of the wireless communications industry and the Company's ability to attract and retain experienced, highly skilled workers. Historically, the expansion of the wireless communications industry has necessitated the construction of large numbers of new transmitting and receiving facilities. Because the construction of wireless transmitting and receiving facilities is highly specialized, such construction demands highly skilled, experienced personnel. Over the past several years, the Company has experienced increasing demand for the Company's wireless infrastructure building and implementation services. The Company believes this increasing demand is a result of the continued expansion of the wireless communications industry, the Company's expertise and experience in the implementation of wireless transmitting and receiving facilities and the Company's reputation for quality workmanship. See "RISK FACTORS-Dependence on the Wireless Communications Industry" and "RISK FACTORS-Dependence on Labor Force."

The Company believes the growth in demand for wireless infrastructure building and implementation services will continue as the wireless communications industry continues to expand and develop, fueled in part by the introduction of new and enhanced wireless communications technologies such as PCS, ESMR and digital cellular. As an example, the Company anticipates that the completion in 1995 and 1996 of FCC auctions of the A-, B- and C- Block portions of the radio spectrum allocated by the FCC for PCS licensees will result in the build out of significant numbers of new PCS systems over the next five to ten years. This is due in part to the fact that the FCC has mandated that recipients of PCS licenses adhere to five-year and 10-year build out requirements. Under both five- and 10-year build out requirements, all 30 MHZ PCS licensees (which includes holders of all of the approximately 595 A-, B- and C-Block PCS licenses awarded as of September 1, 1996) must construct facilities necessary to provide coverage to at least one-third of the population in their service areas within five years from the date of initial license grants. Service must be provided to two-thirds of the population within ten (10) years. Violations of these regulations could result in license revocations, forfeitures or fines.

The Company also anticipates that implementation of new PCS systems may create significant wireless infrastructure building activity as new PCS licensees pay to alter or relocate certain existing communications facilities operated by holders of fixed microwave licenses that currently operate within the same frequency ranges as the new PCS licensees. This is because, in an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC has ruled that for a period of up to five years after the grant of a PCS license, PCS licensees may be required to share their radio spectrum with existing fixed microwave licensees operating on the same frequencies as those of the new PCS licensees. In order to initiate service within the required time frame, many of these new PCS licensees will arrange and pay for the relocation of certain of these existing users to alternate spectrum locations or transmission technologies.

The Company intends to seek to capitalize on the demand for wireless infrastructure building and implementation services by continuing to expand its workforce and geographic presence in the marketplace. To accomplish these objectives, the Company intends to (i) continue its geographic expansion by opening new regional offices when demand for the Company's services or acquisition opportunities make such expansion feasible, (ii) continue to enhance its indigenous new employee hiring, training and retention programs as a method for attracting, training and retaining new, highly skilled workers and (iii) continue to seek to acquire other companies engaged in the wireless infrastructure building and implementation services and wireless infrastructure electrical design and engineering services businesses that have good reputations for quality service and highly skilled workers.

CAUTIONARY NOTE REGARDING POSSIBLE FUTURE ACQUISITIONS

As a key component of its growth strategy, the Company has pursued and intends to continue to pursue acquisitions of companies that provide wireless infrastructure building and implementation services and wireless infrastructure electrical design and engineering services. In furtherance of this component of its growth strategy, since July, 1995, the Company has substantially all the assets and employees of three companies that provided wireless infrastructure building and implementation services similar to those provided by the Company, and one company that provided wireless infrastructure electrical design and engineering services. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Recent Acquisitions."

The Company is currently considering several acquisitions of companies engaged in the wireless infrastructure building and implementation services and wireless infrastructure electrical design and engineering services businesses that the Company believes can complement or expand the Company's current customer base and ability to provide wireless infrastructure building and implementation services and wireless infrastructure electrical design and engineering services to its customers. No agreement, definitive or otherwise, with respect to any of these potential acquisitions has been reached. From time to time the Company has, and in the future may continue to, enter into negotiations with respect to potential acquisitions for these purposes, some of which have resulted or may result in preliminary agreements. In the course of these negotiations and/or due diligence, these negotiations and/or preliminary agreements may be abandoned modified or terminated. No assurance can be given that the Company will complete any of the acquisitions currently under consideration, that additional suitable acquisition candidates will be identified, that such future acquisitions, if any, will be made on terms acceptable to the Company, or that future acquisitions, if completed, will be successful. See "RISK FACTORS-Acquisitions."

In addition, the consummation of one significant acquisition or any number of smaller acquisitions could require the Company to seek additional financing. As a consequence, the Company may, from time to time, seek additional funding through public or private financing, including debt or equity financing. There can be no assurance that adequate funding will be available as needed or, if available, on terms acceptable to the Company. See "RISK FACTORS-Possible Need for Additional Financing."

                                   BUSINESS

GENERAL

The Company designs, builds, installs, modifies and maintains (collectively, "wireless infrastructure building and implementation services") wireless communications transmitting and receiving facilities primarily for providers of wireless communications services. In addition, the Company (i) provides electrical design, engineering, and testing services (collectively, "wireless infrastructure electrical design and engineering services") and site acquisition and evaluation services ("site acquisition services") in connection with the installation and location of wireless communications facilities. The Company also sells unmanned communications shelters designed to be located adjacent to wireless transmitting and receiving facilities to house electrical equipment associated with such facilities. The Company's customers include providers of a broad range of wireless communications services including paging services, analog and digital cellular telephone services, personal communications services or "PCS", specialized mobile radio or "SMR" services, enhanced specialized mobile radio or "ESMR" services and microwave communications services. The Company conducts business primarily through its subsidiaries. The Company's principal operating subsidiaries include Specialty Constructors, Inc., a New Mexico corporation ("Specialty Constructors"), Specialty Combined Resources, Inc., a Texas corporation ("Specialty Combined Resources"), Specialty Management, Inc., a Nevada corporation ("Specialty Management") and Specialty Fortress, a Nevada corporation ("Specialty Fortress"). The Company's headquarters are located in Cedar Crest, New Mexico, approximately seven miles from Albuquerque, New Mexico. The Company also maintains regional offices in Laguna Hills, California, Houston, Texas, Fairview Heights, Illinois (located just outside St. Louis, Missouri), Crest Hill, Illinois (located just outside Chicago, Illinois), Birmingham, Alabama, Columbus, Ohio, Raleigh, North Carolina and Orlando, Florida.

HISTORY

The Company was incorporated in April, 1994 for the purpose of acquiring all of the issued and outstanding shares of capital stock of Michael R. Budagher Specialty Constructors, Inc., a New Mexico corporation. In 1995, Michael R. Budagher Specialty Constructors, Inc. changed its corporate name to Specialty Constructors, Inc. Originally, the Company's primary business was constructing, maintaining and modifying microwave transmission and receiving facilities predominantly for providers of short- and long-distance microwave communications services. Later, the Company began installing electronic and other related equipment in connection with these facilities. Following the initiation of the build out of cellular telephone networks in the United States, which began in 1983, the Company began to build, construct, enhance and maintain cellular transmitting and receiving facilities as well as microwave transmitting and receiving facilities. Throughout the late 1980's and continuing until the mid-1990's, a majority of the Company's growth and revenues were derived from wireless infrastructure building and implementation services related to the continuing build out and expansion of cellular telephone and paging networks. In the early 1990's, the Company began an effort to expand the scope of the services offered by the Company to include wireless infrastructure electrical design and engineering services. As a part of this expansion, in July 1995, the Company acquired ST Combined Resources, Inc., a California-based provider of electrical design and engineering services to the wireless communications industry. Following the acquisition, ST Combined Resources, Inc. changed its corporate name to Specialty Combined Resources, Inc.

RECENT TRENDS

During the fiscal year ended June 30, 1996, the Company continued to derive a significant portion of its revenues from wireless infrastructure building and implementation services rendered to providers of microwave, analog and digital cellular-based wireless communications services. In addition, beginning during approximately the last half of the fiscal year ended June 30, 1996 the Company experienced increasing demand for its services from providers of wireless communications services utilizing new or enhanced wireless communications technologies such as PCS and ESMR. This trend has continued into through the first quarter of fiscal 1997. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

In January, 1997, the Company determined to cease manufacturing unmanned communications shelters at its manufacturing facilities located in Albuquerque, New Mexico. Instead, the Company intends to obtain unmanned communications shelters from unaffiliated third parties for resale to its customers. Historically, sales of these shelters have not comprised a significant component of the Company's revenues or results of operation. The Company does not anticipate that the cessation of manufacturing operations related to these shelters will have a material impact on its business, results of operations and financial condition. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-Cessation of Shelter Manufacturing Operations."

THE WIRELESS COMMUNICATIONS INDUSTRY

Overview. The demand for wireless communications services in the United States has grown dramatically during the last five years. At present, the rate of wireless telephony penetration in the United States is estimated to be 13% and, according to Kagan Associates, is expected to reach 48% by 2006. According to the Cellular Telecommunications Industry Association ("CTIA"), the compound annual growth rate of cellular subscribers exceeded 45% from 1990 through 1995. The wireless communications industry is characterized by networks that use radio waves to transmit voice and data signals. Typically, different technologies or applications use different frequencies within the radio spectrum. Examples of wireless communications technologies include paging services, which involve one-way or limited two-way data transmission capability, and cellular, PCS services, SMR and ESMR services, all of which involve two-way voice and data transmission capabilities.

Cellular. Although SMR and other radio-based communications technologies have been utilized commercially by taxi cabs, ambulance fleets and other fleet dispatch services and by government entities such as police and fire departments for many years, the widespread use of wireless communications technologies for the general public began with the advent of the cellular telephone industry. The cellular telephone industry began in 1983 when the FCC began granting licenses to two licensees in each metropolitan statistical area ("MSA") and many rural areas ("rural service areas") throughout the United States. Cellular licenses were eventually awarded in 306 MSAs and 428 rural service areas. In 1986, the FCC granted additional portions of the radio spectrum to each holder of a cellular license. Cellular networks operate within a 50 MHZ band located in the 800-900 MHZ frequency range. Paging services also began to expand rapidly in the 1980's. Paging services utilize a different portion of the radio spectrum and, while not offering two-way voice transmission capability, historically have offered a lower-cost alternative for mobile communications than cellular telephony.

PCS. During the late 1980's and early 1990's, advances in technology of wireless communications gave rise to a new technology known as PCS. PCS is a digital, wireless communications system supported by high-density call transmitters. PCS typically involves a network of small, low-powered transceivers placed throughout a neighborhood, business complex, community or metropolitan area to provide customers with mobile and portable voice and data communications. PCS enables subscribers to have dedicated personal telephone numbers and to communicate using small digital radio handsets that can be carried in a pocket or purse. In 1993, Congress enacted legislation directing the FCC to allocate a portion of the radio spectrum for PCS via competitive bidding. In response, the FCC established PCS service areas in the United States and began to hold auctions for portions or "Blocks" of the radio spectrum designated for PCS services. Compared with cellular, PCS will operate at higher frequencies within a 140 MHZ band in the 1850-1990 MHZ frequency range and in slightly different geographic coverage areas. The geographic areas for PCS licenses are divided into 51 major trading areas ("MTAs") for A- and B-Block licenses, and 493 basic trading areas ("BTAs") for other PCS licenses, including the C-, D-, E- and F-Block licenses. MTAs and BTAs are different than the metropolitan statistical areas and rural service areas.

In March 1995, the FCC completed the A- and B-Block PCS auction, resulting in the award of two 30 MHZ licenses in each MTA. In May 1996, the FCC completed the C-Block Auction, resulting in the award of one 30 MHZ license in each BTA. After completion of the C-Block auction, the FCC reauctioned 18 C-Block licenses for which the high bidders failed to make initial post-auction down payments. On January 14, 1997, the FCC completed the auctions for the D-, E- and F-Block licenses, each of which was for one 10 MHZ license in each BTA.

SMR and ESMR Services. As a result of advances in digital technology some providers of wireless communications services have begun to design and deploy or modify networks that utilize SMR and ESMR technologies. ESMR technology converts analog SMR services into an integrated digital transmission system providing for call hand-off, frequency reuse and wide area call delivery networks. ESMR technology also increases the capacity of SMR networks enabling more efficient use of the allocated frequency. This increase coupled with additional advances in switching technologies are intended to enable ESMR networks to compete effectively with cellular and PCS networks. While ESMR technology may offer certain cost advantages over cellular and PCS technologies, at the present time, it is unclear whether ESMR technologies can compete effectively with cellular and PCS networks.

Other Wireless Communications Technologies. The FCC has proposed or adopted final rules authorizing additional wireless communications services. For example, the FCC has proposed to authorize the use of the 37 and 39 GHz bands for the provision of fixed and mobile communications services. In May 1996, the FCC adopted final rules to permit Interactive Video and Data Service licensees to provide mobile two-way data services. Also in May 1996, the FCC authorized local multipoint distribution service licensees to provide certain fixed and mobile communications services. The FCC has proposed to reallocate former federal government spectrum located at 4 GHz for a broad range of wireless fixed and mobile services, and is expected to reallocate additional former federal government spectrum for wireless mobile services in the future.

Several national and global mobile satellite or "MSS" based systems also have been proposed that are intended to compete directly with land-based wireless communications networks. In theory, this technology could create an alternative to land-based wireless networks that might reduce or slow the growth in demand for new and enhanced land-based wireless communications transmitting and receiving facilities, which could have a material adverse effect on the Company's business, financial condition and results of operation. At the present time, it is not possible to forecast the effect, if any, that MSS or any other alternative technology will have on the demand for wireless communications infrastructure development. However, at the present time, the Company does not believe that MSS technologies will adversely effect demand for the Company's services in the foreseeable future.

COMPETITION

Historically, the industry for wireless infrastructure building and implementation services has been highly competitive but also highly fragmented. As such, most participants in this industry have been relatively small firms of between three to fifty employees. However, the Company has also faced competition in the market for wireless infrastructure building and implementation services from wireless communications equipment manufacturers which provide such services in conjunction with the sale of wireless communications equipment. While the industry continues to be comprised predominately of these smaller firms, over the past two years, the increased demand for wireless infrastructure building and implementation services has motivated other competitors to enter the market. These new competitors include, but are not limited to, traditional, non-wireless engineering and construction companies and non-wireless subcontractors who have begun to enter the market either alone or in conjunction with wireless equipment manufacturers. In addition, the Company faces competition in the market for wireless infrastructure electrical design and engineering services from stand-alone electrical engineering and design firms, other providers of wireless infrastructure building and implementation services and wireless communications equipment manufacturers. Many of these new competitors as well as many of the Company's historical competitors have significantly greater financial and other resources than the Company. As demand for wireless infrastructure building and implementation services increases, the Company expects that more non-traditional competitors will enter the market and provide increased competition to the Company. There can be no assurance that the Company will be able to compete effectively or that such increased competition will not have a material adverse effect on the Company's business, results of operations and financial condition. See "RISK FACTORS-Competition."

EMPLOYEES

As of January 24, 1997, the Company employed 218 full-time employees, 190 in wireless infrastructure building and implementation services, 16 in wireless infrastructure electrical design and engineering services and the remainder in executive and administrative positions. This is an increase of 62 employees from September 1, 1996. This increase is primarily due to additional installation and maintenance personnel and administrative personnel required to facilitate the Company's growth and the acquisition of substantially all the assets and employees of Data Cell Systems, Inc. in October, 1996. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS- Recent Acquisitions." None of the Company's employees is represented by a labor union and the Company considers its employee relations to be good. The Company's future success is dependent on its ability to attract and retain experienced, highly qualified technical employees, project managers and other key employees who perform and manage the wireless infrastructure building and implementation services and wireless infrastructure electrical design and engineering services provided by the Company. See "RISK FACTORS -- Dependence on Labor Force."

FACILITIES

The Company presently leases approximately 5,400 square feet of office space from Michael R. Budagher, its Chairman of the Board, President, Chief Executive Officer, Treasurer and a Director, for $16,800 annually. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

The office space is located in a 6,400 square foot building in Cedar Crest, New Mexico. This office serves as the Company's headquarters and as a regional office for the Company's wireless infrastructure building and implementation and wireless infrastructure electrical design and engineering operations. The Company believes the Company's offices in Cedar Crest will be adequate to meet the Company's needs for at least the next twelve months.

In addition, the Company maintains two regional offices in Illinois and one each in Ohio, Alabama, North Carolina, Florida, Texas, California and Arizona, from which the Company conducts primarily wireless infrastructure building and implementation operations. In addition to the Company's headquarters facility in Cedar Crest, New Mexico, the Company's electrical design and engineering operations are conducted primarily from offices located in Laguna Hills, California and Houston, Texas. Until January, 1997, the Company also maintained a facility for the construction of shelters in Albuquerque, New Mexico. In January, 1997 the Company ceased manufacturing these shelters and instead intends to obtain shelters from unaffiliated third parties for resale to its customers. All of the Company's regional offices and its shelter manufacturing facility are leased pursuant to operating leases that do not exceed five years in duration. During fiscal 1996, the Company closed its Wycoff, New Jersey regional office.

LEGAL PROCEEDINGS

The Company is, and, from time to time may be, a party to routine legal proceedings incidental to its business. The outcome of these legal proceedings is not expected to have a material adverse effect on the Company's business, financial condition or results of operation, based on the Company's current understanding of the relevant facts and law. The Company maintains general liability insurance against risks arising out of the normal course of business.

GOVERNMENT REGULATION

The wireless communications industry is subject to regulation by state regulatory agencies, the FCC, Congress, the courts and other governmental bodies. There can be no assurance that any of these governmental bodies will not adopt or change regulations or take other actions that would adversely affect the wireless communications industry and the Company's business, results of operations and financial condition.

In addition, the Telecommunications Act of 1996 is expected to cause significant changes in existing regulation of the telecommunications industry that are intended to promote the competitive development of new services, to expand public availability of telecommunications services and to streamline regulation of the industry. These changes include requirements that local exchange carriers must: (i) permit other competitive carriers, which may include many wireless communications service providers, to interconnect to their networks; (ii) establish reciprocal compensation agreements with competitive carriers to terminate traffic on each other's networks and (iii) offer resale of their local loop facilities. The implementation of these requirements by the FCC and state authorities potentially involves numerous changes in established rules and policies that could adversely affect the wireless communications industry and the Company's business, results of operations and financial condition.

In addition, the construction and installation of wireless transmitting and receiving facilities are often the subject to state or local zoning, land use and other regulation. Such regulation may include zoning, environmental and building permit approvals or other state or local certification. The Telecommunications Act of 1996 provides that state and local authority over the placement, construction and modification of personal wireless services (including cellular and other CMRS and unlicensed wireless services) shall not prohibit or have the effect of prohibiting personal wireless services or unreasonably discriminate among providers of functionally equivalent services. Although state and local zoning authorities retain their rights over land use, their actions cannot have the effect of banning wireless services or picking and choosing among similar wireless providers.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information as of the date of this Prospectus with respect to the directors and executive officers of the Company.

            NAME               AGE                      POSITION
           -----               ---                      --------
Michael R. Budagher(1)          38      Chairman of the Board, President, Chief
                                        Executive
                                        Officer, Treasurer and Director

Kari A. Young(2)                36      Chief Financial Officer, Treasurer, Secretary
                                        and  Director

Dennis K. Hartnett(3)           42      Chief Accounting Officer, Secretary and
                                        Assistant  Treasurer

John D. Emery(4)(5)             49      Director

Terry D. Farmer(2)(3)(4)(5)     47      Acting Secretary and Director

Jon D. Word(4)(5)               36      Director

_______________________
(1) Mr Budagher is a member of the Stock Option Committee of the Board of Directors and became Treasurer of the Company following the resignation of Ms. Young on June 14, 1996.
(2) Kari A. Young resigned as Chief Financial Officer, Treasurer, Secretary and Director of the Company effective June 14, 1996, at which time Terry D. Farmer became Acting Secretary of the Company. Until her resignation, Ms. Young was also a member of the Stock Option Committee of the Board of Directors.
(3) Dennis K. Hartnett, CPA was appointed Secretary and Assistant Treasurer of the Company effective July 8, 1996, at which time Terry D. Farmer resigned as Acting Secretary of the Company.
(4)  Member of the Compensation Committee of the Board of Directors.
(5)  Member of the Audit Committee of the Board of Directors.

Directors hold office until their term expires and until their successors have been elected and qualified. Officers are appointed annually and serve at the discretion of the Board of Directors. There are no family relationships among executive officers or directors of the Company.

Mr. Budagher founded the Company in 1981 and has been Chairman of the Board, President, Chief Executive Officer and a Director of the Company since its inception. Mr. Budagher was appointed Treasurer of the Company in June, 1996 following the resignation of Ms. Young as the Company's Chief Financial Officer, Treasurer, Secretary and a Director, which was effective June 14, 1996. Mr. Budagher is also a founder, stockholder and President of Specialty Antenna Site Resources, Inc. ("SASR") and a founder, stockholder and President of Specialty Constructors Coatings, Inc. ("SCC"). See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

Ms. Young resigned as Chief Financial Officer, Treasurer, Secretary and a Director of the Company effective June 14, 1996. Prior to her resignation, Ms. Young had been Chief Financial Officer of the Company since 1990 and Secretary, Treasurer and a Director of the Company since November, 1994. Prior to her resignation from the Company, Ms. Young was a stockholder in Specialty Manufacturing, Inc. ("SMI"). See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." Ms. Young received her Bachelor of Business Administration from the University of New Mexico in 1985 and her Certificate of Public Accountancy in 1990. Ms. Young is a member of the American Institute of Certified Public Accountants and the New Mexico Society of Certified Public Accountants.

Mr. Hartnett became employed by the Company as Chief Accounting Officer in June, 1996 and was appointed Secretary and Assistant Treasurer of the Company in July, 1996. From February, 1996 to June, 1996, Mr. Hartnett was Chief Financial Officer of New Mexico Mortgage Company, Inc. From April, 1995 to February, 1996, Mr. Hartnett was self-employed as an independent accounting and management consultant. From March, 1991 to April, 1995, Mr. Hartnett was a Senior Asset Manager for Northcorp Realty Advisors, Inc.

Mr. Emery has been a Director of the Company since 1994. For more than five years, Mr. Emery has been president of Corporate Development Center, Inc., a consulting firm specializing in assisting fast growth companies, arranging mergers and acquisitions, rendering expert valuations, and providing crisis management services to businesses. In addition, Mr. Emery has taught Entrepreneurship, Business Ethics and Organizational Environment, and Business Policy and Strategy at the University of New Mexico. Mr. Emery holds a Master of Business Administration from the Harvard Business School.

Mr. Farmer has been a Director of the Company since 1994. Mr. Farmer has been a stockholder, officer and director of the Albuquerque law firm of Moses, Dunn,
Farmer & Tuthill, P.C. for more than five years.   Mr. Farmer is a past
President of the Albuquerque Lawyers Club and the Young Lawyers Division of the State Bar of New Mexico. In 1994, Mr. Farmer was elected a fellow in the New Mexico Bar Foundation. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

Mr. Word has been a Director of the Company since 1994. Mr. Word has been President and Chief Executive Officer of Contact New Mexico, L.P., a paging and messaging service provider in New Mexico and Southern Colorado since August, 1992. Mr. Word also is an owner and director of Rural Telco, Inc., a cellular telephone provider in North Carolina and is President and Director of Word SMR, Inc. which holds specialized mobile radio licenses in several locations throughout the United States. In 1991 and 1992, Mr. Word was a consultant in the wireless telecommunications industry and from 1988 through 1991 he was Vice President of Operations for Cellular Information Systems, Inc., a wireless communications company. Mr. Word received a Bachelor of Science Degree from Texas A&M University in 1984.

COMPENSATION AND COMMITTEES OF THE BOARD OF DIRECTORS

During the fiscal year ended June 30, 1996, there were four (4) meetings of the full Board of Directors. All Directors attended at least 75% of the meetings held during the fiscal year ended June 30, 1996. The Company's Board of Directors has an Audit Committee, a Compensation Committee and a Stock Option Committee. Each committee met at least once during the fiscal year ended June 30, 1996. All committee members attended at least 75% of the committee meetings held during their terms as members of such committees the fiscal year ended June 30, 1996.

Audit Committee. The Audit Committee is currently composed of three (3) non-employee Directors. The current members of the Audit Committee are Messrs. Emery, Farmer and Word. This committee meets with the Company's independent public accountants to review the scope and results of auditing procedures and the Company's accounting procedures and controls. The Audit Committee also provides general oversight with respect to the accounting principles employed in the Company's financial reporting. The Audit Committee met one (1) time during the fiscal year ended June 30, 1996.

Compensation Committee. The Compensation Committee is composed of three (3) non-employee Directors. The current members of the Compensation Committee are Messrs. Emery, Farmer and Word. The Compensation Committee is responsible for determining and reviewing the compensation of the officers of the Company, including the Company's Chief Executive Officer. The Compensation Committee determines and reviews executive bonus plan targets and allocations and administers the terms and provisions of the Company's Amended and Restated 1994 Stock Option Plan. The Compensation Committee met one (1) time during the fiscal year ended June 30, 1996.

Stock Option Committee. The Stock Option Committee was formed by the Board of Directors in 1994 and charged with the responsibility for administering the Company's Outside Directors' Stock Option Plan (the "Outside Directors' Stock Option Plan"). Prior to June 14, 1996, the Stock Option Committee administered the terms and provisions of the Outside Directors' Stock Option Plan and was comprised of Mr. Budagher and Ms Young. Pursuant to the provisions of the Outside Directors' Stock Option Plan, so long as the Stock Option Committee is responsible for administering the Outside Directors' Stock Option Plan, the Stock Option Committee must be comprised of at least two (2) Directors neither of whom is eligible to receive stock options under the Outside Directors' Stock Option Plan. Ms. Young's resignation on June 14, 1996 as the Company's Chief Financial Officer, Assistant Secretary, Treasurer and a Director, created a vacancy on the Stock Option Committee that could not be filled in compliance with the terms of the Outside Directors' Stock Option Plan because Mr. Budagher is the only remaining member of the Board of Directors who is eligible to serve on the Stock Option Committee. Consequently, from and after June 14, 1996 to the present, the Outside Directors' Plan has been administered by the entire Board of Directors. The Stock Option Committee met one (1) time during the fiscal year ended June 30, 1996.

Cash Compensation. Directors receive $500 for each Board of Directors meeting attended and reimbursement for expenses incurred in attending such meetings. In addition, Directors who serve on committees receive $100 per hour for time spent attending meetings of such committees.

Outside Directors' Stock Option Plan

The Outside Directors' Stock Option Plan (the "Outside Directors Option Plan") was approved by the Board of Directors and Stockholders of the Company on May 16, 1994. A total of 50,000 shares of Common Stock has been authorized and reserved for issuance under the Outside Directors' Stock Option Plan, subject to adjustment to reflect changes in the Company's capitalization in the case of a stock split, stock dividend or similar event. The Outside Directors' Stock Option Plan is currently administered by the entire Board of Directors. Until June 14, 1996, the Outside Directors' Stock Option Plan was administered by the Stock Option Committee of the Board of Directors which consisted of Michael R. Budagher and Kari A. Young. Following Ms. Young's resignation on June 14, 1996 as Chief Financial Officer, Treasurer, Secretary and a Director of the Company, in accordance with the terms of the Outside Directors' Stock Option Plan, the Outside Directors' Stock Option Plan began being administered by the entire Board of Directors. Currently, the Board of Directors has the sole authority to interpret the Outside Directors' Stock Option Plan to determine the persons to whom options will be granted, to determine the basis upon which the options will be granted and to determine the exercise price, duration and other terms of options to be granted under the Outside Directors' Stock Option Plan; provided that, (i) the exercise price of each option granted under the Plan may not be less than the fair market value of the Common Stock on the day of the grant of the option, (ii) the exercise price must be paid in cash and or stock upon exercise of the option, (iii) no option may be exercisable for more than 10 years after the date of grant, and (iv) no option is transferable other than by will or the laws of descent and distribution. If an optionee's status as an Outside Director is terminated for any reason other than death, the optionee may exercise his option at any time within 90 days after such termination to the extent it was then exercisable. If an optionee dies while an Outside Director and shall not have fully exercised options granted under the Outside Directors' Stock Option Plan, such options may be exercised in whole or in part within six months of the optionee's death by the executors or administrators of the optionee's estate or by the optionee's heirs. The vesting period, if any, specified for each option will be accelerated upon the occurrence of a change of control or threatened change of control of the Company.

Options under the Outside Directors' Stock Option Plan are granted only to Outside Directors. Under the Outside Directors' Stock Option Plan, the term "Outside Directors" means only those directors of the Company or a subsidiary of the Company who are not regular salaried employees of either the Company or a subsidiary as of the date the option is granted. No stock options were granted under the Outside Directors' Stock Option Plan during the fiscal year ended June 30, 1996. As of the date of this Prospectus, (i) 30,000 options had been issued under the Outside Directors' Stock Option Plan, of which 10,000 had been exercised and 20,000 remained outstanding and currently exercisable, and (ii) 20,000 options remained available for future issuance under the Outside Directors' Stock Option Plan.

Options are not transferable or assignable by an optionee, voluntarily or by operation of law, other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. Each option is exercisable, during the optionee's lifetime, only by the optionee, his guardian or legal representative.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth certain information regarding compensation, aggregate stock option grants and exercises during the fiscal year ended June 30, 1996 and fiscal year-end stock option values for the Chief Executive Officer and each executive officer ("Named Executive Officer") of the Company whose total annual salary and bonus exceeded $100,000 during such fiscal year.

                           Summary Compensation Table

                                                    Annual Compensation      Long Term Compensation
                                                    -------------------   ----------------------------

                                                                              Awards            Payouts
                                                                          ---------------       -------

                                                      Other     Restricted   Securities             All other
Name and                                             Annual        Stock     Underlying    LTIP      Compen-
Principal                       Salary     Bonus      Comp.      Award(s)     Options/    Payouts   sation(1)
Position                 Year    ($)        ($)       ($)          ($)         SARs(#)      ($)        ($)
--------                 ----   ------     -----     ------     ---------    ----------   -------   ---------
Michael R.               1996  $ 85,000     --         --          --            --         --          --
Budagher                 1995  $100,000     --         --          --            --         --        $16,374
(C.E.O.)                 1994  $117,645     --         --          --            --         --          --

_______________________
(1) Reflects employer contributions under the Specialty Constructors, Inc. Profit Sharing Plan.

Neither the Chief Executive Officer nor any Named Executive Officer received personal benefits, securities or property in excess of the lesser of $50,000 or 10% of such individual's reported salary and bonus. Neither the Chief Executive Officer nor any Named Executive Officer has any employment agreement with the Company or any of its subsidiaries.

Employment Arrangements

The Company has entered into an Employment Agreement with Mr. Hartnett, its Chief Accounting Officer, Secretary and Assistant Treasurer, the term of which is terminable at will by either the Company or Mr. Hartnett. The Company has not entered into any employment agreements or arrangements with any of its other executive officers, including Mr. Budagher. See "RISK FACTORS-Dependence on Key Personnel."

Stock Options

No options to purchase Common Stock of the Company were granted to the Chief Executive Officer or any Named Executive Officer in the fiscal year ended June 30, 1996. At June 30, 1996, neither the Chief Executive Officer nor any Named Acceptive Officer held any unexercised options to purchase shares of the Company's common stock and no such options were exercised during the fiscal year ended June 30, 1996.

Amended and Restated 1994 Option Plan

The Company's 1994 Stock Option Plan was approved by the Board of Directors and Stockholders of the Company on May 16, 1994 to provide for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 as amended. A total of 100,000 shares of Common Stock was originally authorized and reserved for issuance under the 1994 Stock Option Plan subject to adjustment to reflect changes in the Company's capitalization in the case of a stock split, stock dividend or similar event. During fiscal 1996, the Board of Directors approved the amendment and restatement of the 1994 Stock Option Plan (as amended and restated, the "Amended and Restated 1994 Stock Option Plan") to increase the number of shares authorized for issuance under the 1994 Stock Option Plan from 100,000 to 400,000. The Amended and Restated 1994 Stock Option Plan and the grant of certain options under the Amended and Restated 1994 Stock Option Plan to employees and advisors during fiscal 1996 were approved by a vote of the holders of a majority of the Company's outstanding Common Stock on November 1, 1996. The Amended and Restated 1994 Stock Option Plan is administered by the Compensation Committee, which consists of the Company's three Outside Directors. Under the Amended and Restated 1994 Stock Option Plan, the term "Outside Directors" means only those directors of the Company or a subsidiary of the Company who are not regular salaried employees of either the Company or a subsidiary as of the date the option is granted. The Compensation Committee has the sole authority to interpret the Amended and Restated 1994 Stock Option Plan; provided that, (i) the exercise price of each option granted under the Amended and Restated 1994 Stock Option Plan may not be less than the fair market value of the Common Stock on the day of the grant of the option, (ii) the exercise price must be paid in cash and or stock upon exercise of the option, (iii) no option may be exercisable for more than ten (10) years after the date of grant, and (iv) no option is transferable other than by will or the laws of descent and distribution. No option is exercisable after an optionee who is an employee of the Company ceases to be employed by the Company or a subsidiary of the Company, subject to the right of the Compensation Committee to extend the exercise period for not more than 90 days following the date of termination of an optionee's employment. An optionee who was a director or advisor may exercise his option at any time within 90 days after such optionee's status as a director or advisor terminates to the extent he was entitled to exercise such option at the date of termination of his status. If an optionee's employment is terminated by reason of disability, the Compensation Committee has the authority to extend the exercise period for not more than one year following the date of termination of the optionee's employment or service as an advisor or director. If an optionee dies and shall hold options not fully exercised, such options may be exercised in whole or in part within one year of the optionee's death by the executors or administrators of the optionee's estate or by the optionee's heirs. The vesting period, if any, specified for each option will be accelerated upon the occurrence of a change of control or threatened change of control of the Company.

As of the date of this Prospectus, (i) 343,895 options had been issued and remained outstanding under the Amended and Restated 1994 Stock Option Plan, of which none had been exercised and 133,895 were currently exercisable, and (ii) 56,105 options remained available for future issuance under the Amended and Restated 1994 Stock Option Plan.

INDEMNIFICATION AND LIMITATION ON LIABILITY

Section 78.751 of NGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of any action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that in view of all the circumstances of the case such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Section 78.751 of the NGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

The Company's Articles and By-Laws provide, in effect, that to the extent and under the circumstances permitted by Section 78.751 of the NGCL and subject to certain conditions, the Company shall indemnify any person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding of the type described above by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation. Reference is made to the Company's Articles and By-laws, both of which have been filed as Exhibits to the Registration Statement of which this Prospectus is a part.

The indemnification provisions set forth in the Company's Articles and By-laws provide for broad indemnification under Nevada law with no express exclusion for liabilities arising under or in connection with the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving a director or officer of the Company in which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Set forth below is a description concerning transactions which may not otherwise be described herein by and between the Company and/or its affiliates and other persons or entities affiliated with the Company or its affiliates. The Company is of the view that each of such transactions was on terms no less favorable to the Company than would otherwise have been available to the Company in transactions with unaffiliated third parties, if available at all.

As of the date of this Prospectus, Michael R. Budagher owned 52% of SASR. In 1990, SASR acquired approximately 200 microwave towers and related land from Western Union for future sale. SASR has sold approximately 95% of these towers. The Company did not transact any business with SASR during fiscal 1996. However, in fiscal 1994 and 1995, the Company received $13,974 and $1,200, respectively, for services provided to SASR and, for these respective fiscal years, provided management services to SASR in exchange for the use of the certain equipment in the amount of $25,700 and none. The relationship with SASR is expected to be negligible in the future.

As of the date of this Prospectus, Michael R. Budagher owned 50% of SCC. SCC provides lead abatement services and finishes or refinishes metal structures, principally elevated water towers. During the years ended June 30, 1994, 1995 and 1996, the Company had paid $17,449, $170,260 and $401,587, respectively, for services provided by SCC to the Company. SCC operations are primarily involved in specialized coatings and lead abatement activities. Historically, its activities required skills that were different from those required by the Company and included an element of environmental risk that the Company's Board of Directors did not want the Company to be involved with. In recent years, providers of wireless communications services have increasingly sought to locate wireless transmitting and receiving facilities on these elevated water towers, often necessitating certain lead abatement procedures to be conducted before these facilities could be installed. As a result, the demand for services of the type provided by SCC has increased and the skills required to conduct those activities have become increasingly similar to those needed to conduct the wireless infrastructure building and implementation services provided by the Company. The Company believes this trend towards locating wireless transmitting and receiving facilities on these elevated water towers and possibly other existing elevated structures, will continue in the future. Consequently, the Company anticipates that its relationship with SCC will continue in the indefinite future. In addition, although the Company has no agreement and has conducted no negotiations with the principles of SCC regarding a possible acquisition of SCC by the Company, the Company may seek to acquire SCC in the future.

As of the date of this Prospectus, Bruce P. Budagher, vice president of Specialty Constructors and the brother of Michael R. Budagher, and Sheril E. Budagher, the spouse of Michael R. Budagher, owned all of the outstanding stock of SMI. Prior to August, 1996, Kari A. Young, who resigned on June 14, 1996 as Chief Financial Officer, Secretary, Assistant Treasurer and a Director of the Company, owned 1/3 of the outstanding stock of SMI. Ms. Young's SMI stock was repurchased by SMI as of August, 1996. SMI manufactures devices that ground electric transmission lines. The Company buys these devices from SMI for use in connection with certain of the Company's wireless infrastructure building operations. During the 1994, 1995 and 1996 fiscal years, the Company purchased $6,403, $12,065 and $13,285, respectively, of SMI products. This relationship is expected to continue in the indefinite future.

The Company has utilized contract labor from Budagher's Nursery, Inc., a company wholly owned by William J. Budagher, a brother of Michael R. Budagher and Bruce
P. Budagher. The Company paid $192,493, $126,884 and $92,391 for contract labor services provided by Budagher's Nursery, Inc. for the years ended June 30, 1994, 1995 and 1996, respectively.

The Company leases its office building from Michael R. Budagher and the spouse of Michael R. Budagher. The building has 6,400 square feet for which the Company leases 5,400 square feet and pays $16,800 annually for the space. See "BUSINESS-Facilities." Management of the Company believes that the rent for the space is at least as favorable as could have been negotiated in an arms length transaction.

There are numerous conflicts of interest between the Company and its affiliates, particularly between the Company and entities that are affiliated with individuals having executive responsibility for the Company. Typically, these include the possibility of channeling business to entities other than the Company that is more appropriately business of the Company, the Company paying excessive prices to affiliated entities, or the Company subsidizing the affiliated entity by charging less than market rates. The Company has extensive experience in costing the services it provides, and management of the Company believes that the Company's costing to affiliated entities is consistent with its general costing. Similarly, products or services received by the Company from affiliated entities have been at substantially the same rates charged other enterprises. The Company has compared these rates prior to engagement with independent quotes or with rates charged by other entities. None of the agreements or arrangements with affiliates are subject to adjustment.

While there has been no independent determination as to the fairness of the Company's transactions with affiliated entities, the Company's Board of Directors has reviewed these transactions and has found the terms of these transactions to be fair and reasonable to the Company. Management of the Company believes that the transactions with affiliated entities that occurred in the past have been fair and reasonable to the Company and that practical measures have been taken to assure that any such transactions in the future will be fair and reasonable to the Company. Nonetheless, almost all transactions between the Company and affiliated entities have been with entities that are controlled by Michael R. Budagher. As of the date of this Prospectus, Michael R. Budagher controls the Company. As a result of this control, Michael R. Budagher has the legal power to elect directors and thus elect those that set the Company's policies, including policies involving related party transactions, that is, should Michael R. Budagher determine to have a different policy regarding transactions with affiliates, he has the power to elect directors that would implement that new policy. Michael R. Budagher has no intent to have any transaction with an affiliated entity that is not fair and reasonable to the Company, now or in the future. See "RISK FACTORS-Concentration of Ownership."

Each of Michael R. Budagher and Bruce P. Budagher have represented to the Company that, notwithstanding his equity or other interest in the businesses other than the Company described herein, he intends to devote substantially all of his efforts during regular business hours to the business of the Company.

During the fiscal year ended June 30, 1996, the Company engaged in transactions with the law firm with which Mr. Farmer is associated. During the fiscal year ended June 30, 1996, the Company paid $32,665 to the law firm of Moses, Dunn, Farmer and Tuthill, P.C. Mr. Farmer is a stockholder, officer and director of that firm and a Director of the Company.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information, as of December 31, 1996, with respect to the beneficial ownership of Common Stock by (i) each director of the Company, (ii) each executive officer of the Company, (iii) each person known by the Company to own beneficially 5% or more of the Common Stock, and (iv) all directors and executive officers of the Company as a group. Unless otherwise noted, the persons listed below have sole voting and investment power with respect to such shares.

                                                                      PERCENTAGE BENEFICIALLY OWNED(2)
                                                                      --------------------------------
NAME AND ADDRESS OF BENEFICIAL                NUMBER OF SHARES
OWNER                                       BENEFICIALLY OWNED(1)    BEFORE OFFERING       AFTER OFFERING(3)
                                            ---------------------    ---------------       -----------------
Michael R. Budagher(4)
12001 Hwy 14 North
Cedar Crest, New Mexico 87008                      2,355,000             56.1%                    48.6%

Bruce P. Budagher(5)
12001 Hwy 14 North
Cedar Crest, New Mexico 87008                        327,750              7.8%                     6.7%

John D. Emery(6)
Corporate Development Center, Inc.
1613 University Blvd.                                 11,500              *                        *
Albuquerque, New Mexico 87102

Terry D. Farmer
Moses, Dunn, Farmer & Tuthill, P.C.
612 First Street N.W.
Albuquerque, New Mexico 87102                         10,000              *                        *

Jon D. Word(6)
10526 City Lights Drive, N.E.
Albuquerque, New Mexico 87111                         10,000              *                        *

All directors and executive
officers as a group (4 persons)(7)                 2,714,250             64.1%                    55.6%

_______________________
    *Less than 1%.

(1) Unless otherwise noted and subject to community property laws, where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(2) Computations of percent of the outstanding shares of Common Stock treat as outstanding all shares issuable upon exercise of options exercisable within 60 days held by the particular beneficial owner that are included in the number of shares beneficially owned by such beneficial owner but otherwise assume no exercise of outstanding options to purchase shares of Common Stock granted pursuant to the Company's Amended and Restated 1994 Stock Option Plan and Outside Directors' Stock Option Plan (See "MANAGEMENT-Amended and Restated 1994 Stock Option Plan" and "MANAGEMENT-Outside Directors' Stock Option Plan").

(3) Assumes exercise of all (i) the Underwriters' Warrants, (ii) the Warrants included in the Units underlying the Underwriters' Warrants and (iii) the Warrants Called for Redemption, although there can be no assurance that all such securities will be exercised. See "PROSPECTUS SUMMARY-The Offering" and "RISK FACTORS-Underwriters' Warrants; Risk of Further Dilution."
(4) Consists entirely of shares owned by the Budagher Family Limited Partnership #1 (the "Budagher Family Partnership") of which Michael R. Budagher is the sole general partner. As the sole general partner of the Budagher Family Partnership, Michael R. Budagher has sole voting and investment power with respect to these shares.
(5)  Includes 27,500 shares subject to options exercisable within 60 days.
(6)  Includes 10,000 shares subject to options exercisable within 60 days.
(7)  Includes 20,000 shares subject to options exercisable within 60 days.

                           DESCRIPTION OF SECURITIES

Upon consummation of this offering, the Company's authorized capital stock will consist of 10,000,000 shares of Common Stock, par value $.01 per share, of which 4,845,713 shares will be outstanding, assuming (i) no exercise of outstanding options to purchase shares of Common Stock granted pursuant to the Company's Amended and Restated 1994 Stock Option Plan and Outside Directors' Stock Option Plan (See "RISK FACTORS-Outstanding Options; Risk of Further Dilution," "MANAGEMENT-Amended and Restated 1994 Stock Option Plan" and "MANAGEMENT-Outside Directors' Stock Option Plan."), and (ii) exercise of all (a) the Underwriters' Warrants, (b) the Warrants included in the Units underlying the Underwriters' Warrants and (c) the Warrants Called for Redemption although there can be no assurance that all such securities will be exercised. See "PROSPECTUS SUMMARY-The Offering" and "RISK FACTORS-Underwriters' Warrants; Risk of Further Dilution."

COMMON STOCK

Holders of Common Stock are entitled to one vote for each share held in the election of directors and on all other matters submitted to a vote of stockholders. Cumulative voting of shares of Common Stock is prohibited. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after payment of all debts and other liabilities. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable.

WARRANTS

The Warrants have been issued in registered form under, governed by, and subject to the terms of a warrant agreement (as amended, the "Warrant Agreement") between the Company, American Stock Transfer & Trust Company as warrant agent (the "Warrant Agent") and H.J. Meyers & Co., Inc., ("H.J. Meyers & Co., Inc.") successor to Thomas James & Associates, Inc. The following statements are brief summaries of certain provisions of the Warrant Agreement. Copies of the Warrant Agreement may be obtained from the Company or the Warrant Agent and have been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part.

REDEMPTION OF WARRANTS

The Warrant Agreement provides that upon thirty (30) days' written notice the Company may, at its option, redeem the Warrants then outstanding at $.05 per Warrant if the closing sales price of the Common Stock on the Pacific Stock Exchange or such other national trading market on which the Common Stock is then listed is at least $9.00 per share for ten (10) consecutive trading days (the "Target Price"). The price of the Common Stock has exceeded the Target Price. Warrants included in the Units underlying the Underwriters' Warrants are not subject to redemption by the Company prior to exercise of the Underwriters' Warrants. As of the date of this Prospectus no Underwriters' Warrants or Warrants had been exercised and 500,000 Warrants (the "Warrants Called for Redemption") were outstanding.

The Company has caused a notice of redemption to be sent to the holders of the Warrants Called for Redemption and set the date for redemption thereof on March 26, 1997 (the "Redemption Date"). All holders of Warrants Called for Redemption have the right to exercise their Warrants Called for Redemption until 5:00 p.m. New York City time on the March 25, 1997, the last business day preceding the Redemption Date. Warrants Called for Redemption may be exercised by surrendering, at the corporate office of American Stock Transfer & Trust Company (the "Warrant Agent") at 40 Wall Street, New York, New York 10005, the Warrant Certificate evidencing such Warrants Called for Redemption together with a subscription in the form set forth on the reverse side of the Warrant Certificate, duly executed, and accompanied by the tender, in U.S. dollars, of either federal funds or a certified check or bank cashier's check, payable to the order of the Warrant Agent for the applicable exercise price for the Warrants Called for Redemption. Any Warrants Called for Redemption not so exercised will be redeemed for $.05 per Warrant Called for Redemption after the Redemption Date. Upon exercise of the Underwriters' Warrants, the Company intends to notify the holders of the Warrants included in the Units underlying the Underwriters' Warrants so exercised of the Company's intention to redeem such Warrants as soon as practicable.

Any redemption of Warrants, including redemption of the Warrants Called for Redemption, shall also be subject to the following conditions: (i) the Company must give, or cause to be given, within fifteen (15) days after the end of the particular ten (10) consecutive trading days upon which the Redemption Date is based, a notice to each registered holder of Warrants stating the Company's intention to redeem the Warrants; (ii) the Company must permit each registered holder of any Warrant to exercise his Warrant for a period, which may be extended by the Company in its discretion, of not less than thirty (30) days following the date of such notice; (iii) within three business days after the Redemption Date, the Company must deposit with the Warrant Agent sufficient immediately available funds for the purpose of redeeming the outstanding, unexercised Warrants being redeemed; and (iv) following the Redemption Date, holders of unexercised Warrants may surrender their Warrant at the corporate office of such Warrant Agent at 40 Wall Street, New York, New York 10005, with the Form of Assignment of the Warrant on the reverse side duly completed and signed with the signature guaranteed. As soon as practicable after surrender of the Warrants by the holder, the Warrant Agent shall forward payment of the redemption price for such Warrants to each said holder by first class or certified mail, postage pre-paid. The Warrant Agreement provides that after expiration of the 30-day period following the notice date, each Warrant then noticed for redemption shall automatically be converted into a right to receive the redemption price and the Warrant Agent will no longer honor any purported exercise of such Warrant.

UNDERWRITERS' WARRANTS

In connection with the IPO, in November, 1994, the Company sold the Underwriter's Warrants to the Representatives for nominal consideration. The Underwriters' Warrants enable the holders thereof to purchase from the Company up to 50,000 Units, each Unit consisting of two (2) shares of Common Stock and one (1) Warrant, at an exercise price of $12.15 per Unit (120% of the price at which the Units were initially offered to the public in the IPO), until November 3, 1999. The Warrants included in the Units underlying the Underwriters' Warrants entitle the holders thereof to purchase one (1) share of Common Stock at an exercise price of $6.00 per share until November 3, 1999 and are identical to the Warrants Called for Redemption except that the Warrants included in the Units underlying the Underwriters' Warrants such are not subject to redemption by the Company prior to exercise of the Underwriters' Warrants. As of the date of this Prospectus, none of the Underwriters' Warrants have been exercised.

In connection with the issuance of the Underwriters' Warrants, the Company granted to the Representatives certain demand and incidental registration rights obligating the Company under certain circumstances to register under the Securities Act and applicable state securities acts, at the expense of the Company, the Units underlying the Underwriters' Warrants, the shares of Common Stock and Warrants included in such Units and the shares of Common Stock underlying such Warrants. These securities have been included in the Registration Statement of which this Prospectus is a part in accordance with these registration rights. There can be no assurance that all the Underwriters' Warrants or the Warrants included in the Units underlying the Underwriters' Warrants will be exercised. See "RISK FACTORS-Underwriters' Warrants-Risk of Further Dilution."

STOCKHOLDER ACTION

Pursuant to the Company's Articles, with respect to any action required of or by the holders of the Company's Common Stock, the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Under the NGCL, stockholders may take certain actions without the holding of a meeting by a written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the Company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders is required to be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. Pursuant to the rules and regulations of the Commission, if stockholder action is taken by written consent, the Company will be required to send each stockholder entitled to vote on the applicable matter, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock and Warrants is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, assuming all the Warrants Called for Redemption, the Underwriters' Warrants and the Warrants included in the Units underlying the Underwriters' Warrants are exercised, the Company will have 4,845,713 shares of Common Stock outstanding. All of the securities sold in this offering will be freely transferable without further restriction or registration under the Securities Act, except for any securities purchased by an "affiliate" of the Company (as defined under the Securities Act). Additional shares of Common Stock may become eligible for sale in the public market from time to time upon exercise of warrants and stock options. See "RISK FACTORS-Outstanding Options; Risk of Further Dilution" and "RISK FACTORS-Underwriters' Warrants; Risk of Further Dilution.". At the date of this Prospectus, there were outstanding 4,195,713 shares of Common Stock, 2,875,713 of which shares are
"restricted securities" under applicable securities laws.   Additional shares of
Common Stock may become eligible for sale in the public market from time to time upon exercise of warrants and stock options.

Holders of restricted securities must comply with the requirements of Rule 144 in order to sell their shares in the open market. In general, under Rule 144 as currently in effect, any affiliate of the Company and any person (or persons whose sales are aggregated) who has beneficially owned his or her restricted shares for at least two years, would be entitled to sell in the open market within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 46,957 shares immediately after this offering); or (ii) the average weekly trading volume reported on the Nasdaq System during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on manner of sale, notice requirements, and availability of current public information about the Company. Nonaffiliates who have held their restricted shares for three years are entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates of the Company for the three months preceding such sale.

As of the date of this Prospectus, (i) an aggregate of 400,000 shares of Common Stock had been reserved for issuance to employees of the Company pursuant to the Amended and Restated 1994 Stock Option Plan, (ii) 343,895 options had been issued and remained outstanding under the Amended and Restated 1994 Stock Option Plan, of which none had been exercised and 133,895 were currently exercisable, and (iii) 56,105 options remained available for future issuance under the Amended and Restated 1994 Stock Option Plan. In addition, at the date of this Prospectus, (i) an aggregate of 40,000 shares of Common Stock has been reserved for issuance to Directors of the Company pursuant to the Outside Directors' Stock Option Plan, (ii) 30,000 options had been issued under the Outside Directors' Stock Option Plan, of which 10,000 had been exercised and 20,000 remained outstanding and currently exercisable, and (iii) 20,000 options remained available for future issuance under the Outside Directors' Stock Option Plan. See "RISK FACTORS-Outstanding Options; Risk of Further Dilution."

In addition, at the date of this Prospectus, an aggregate of 150,000 shares of Common Stock has been reserved for issuance in connection with the issuance of Units issuable upon exercise of the Underwriters' Warrants and the exercise of the Warrants included therein. See "DESCRIPTION OF SECURITIES-Underwriters' Warrants" and "RISK FACTORS-Underwriters' Warrants; Risk of Further Dilution."


The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market price of Common Stock. Nevertheless, sales of significant amounts of Common Stock could adversely affect the prevailing market price of Common Stock, as well as impair the ability of the Company to raise capital through the issuance of additional equity securities.

                              PLAN OF DISTRIBUTION

No underwriters are employed with respect to the exercise of the Warrants Called for Redemption, the Underwriters' Warrants or the Warrants included in the Units underlying the Underwriters' Warrants, however, pursuant to the terms of the Warrant Agreement, the Company is required to pay a fee equal to 7% of the Exercise Price of the Warrants Called for Redemption to H.J. Meyers & Co., Inc. if the following conditions are met: (i) the market price of the Company's Common Stock is greater than the then Exercise Price of the Warrants Called for Redemption, (ii) the exercise of the Warrant Called for Redemption was solicited by a member of the National Association of Securities Dealers, Inc. ("NASD") as designated in writing on the Warrant Certificate Subscription Form, (iii) the Warrant Called for Redemption was not held in a discretionary account, (iv) disclosure of compensation arrangements was made both at the time of the original offering and at the time of exercise; and (v) the solicitation of the exercise of the Warrant Called for Redemption was not in violation of Rule 10b-6 (as such rule or any successor rule may be in effect as of such time of exercise) promulgated under the Securities

Exchange Act of 1934. The Company anticipates that the shares of Common Stock described in this Prospectus and issuable upon exercise of the Warrants Called for Redemption, the Underwriters' Warrants and the Warrants included in the Units underlying the Underwriters' Warrants, will be offered for sale by such holders from time to time in the open market. None of these securities are being offered through underwriters and no such arrangements have been made with any outside broker, dealer, or underwriter for the resale of such securities. The Company will not receive any proceeds from the sale of the shares of Common Stock received by the holders of the Warrants Called for Redemption, the Underwriters' Warrants or the Warrants included in the Units underlying the Underwriters' Warrants upon exercise thereof; however, it will receive proceeds from the exercise thereof, estimated at $3,627,500. There can be no assurance that all the Warrants Called for Redemption, the Underwriters' Warrants or the Warrants included in the Units underlying the Underwriters' Warrants will be exercised.

                                 LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Jordaan, Howard & Pennington, PLLC, Dallas, Texas. Jeffrey A. Howard, a member of Jordaan, Howard & Pennington, PLLC, owns options to purchase 60,000 shares of Common Stock under the Amended and Restated 1994 Stock Option Plan, 20,000 of which are exercisable as of the date of this Prospectus.

                                    EXPERTS

The consolidated financial statements of Specialty Teleconstructors, Inc. as of June 30, 1996 and 1995 and for the fiscal years ended June 30, 1996 and 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                        SPECIALTY TELECONSTRUCTORS, INC.

UNAUDITED INTERIM FINANCIAL STATEMENTS                                                                         Page
                                                                                                               ----
Consolidated Balance Sheets at December 31, 1996 and 1995 (Unaudited)                                           F-2
Consolidated Statements of Earnings for the six months ended December 31, 1996 and 1995 (Unaudited)             F-3
Consolidated Statements of Cash Flows for the six months ended December 31, 1996 and 1995 (Unaudited)           F-4
Consolidated Statements of Stockholders' Equity for the six-month periods ended December 31, 1996 and 1995      F-6
Notes to Consolidated Financial Statements                                                                      F-7

AUDITED ANNUAL FINANCIAL STATEMENTS

Report of Independent Auditors                                                                                  F-9
Consolidated Balance Sheets at June 30, 1996 and 1995                                                          F-10
Consolidated Statements of Earnings for the fiscal years ended June 30, 1996 and 1995                          F-11
Consolidated Statements of Stockholders' Equity for the fiscal years ended June 30, 1996 and 1995              F-12
Consolidated Statements of Cash Flows for the fiscal years ended June 30, 1996 and 1995                        F-13
Notes to Consolidated Financial Statements                                                                     F-15

                       SPECIALTY TELECONSTRUCTORS, INC.
                          Consolidated Balance Sheets
                          December 31, 1996 and 1995
                                  (Unaudited)

               Assets
               ------

                                            1996        1995
                                            ----        ----
Current assets:
 Cash and cash equivalents             $   644,434  $ 4,045,309
 Contracts receivable                    8,101,699    3,068,837
 Costs and estimated earnings in
  excess of billings on
  uncompleted contracts                  1,615,804      456,650
 Other                                     331,820       18,000
                                       -----------  -----------
   Total current assets                 10,693,757    7,588,796

Property and equipment, net              2,884,360    1,295,139

Other assets                               383,375      237,593
                                       -----------  -----------
                                       $13,961,492  $ 9,121,528
                                       ===========  ===========

          Liabilities and Stockholders' Equity
          ------------------------------------

Current liabilities:
 Short-term notes payable              $   923,928  $   600,000

 Current installments of notes
  payable to banks                          60,792       74,384
 Trade accounts payable                  3,179,979      574,957
 Billings in excess of costs and
  estimated earnings on
  uncompleted contracts                    295,675      241,193
 Accrued expenses                          462,766      517,066
 Current income taxes                            -      119,089
 Deferred income taxes                     186,611            -
                                       -----------  -----------
   Total current liabilities             5,109,751    2,126,689

Deferred income taxes                      232,537      684,747
Notes payable to banks, excluding
  current installments                     667,886      177,201
                                       -----------  -----------
   Total liabilities                     6,010,174    2,988,637
                                       -----------  -----------

Stockholders' equity:
 Common Stock, $0.01 par value,
  authorized 10,000,000 shares;
  issued, 4,185,713 in 1996 and
  4,092,308 in 1995                         41,857       40,923
 Additional paid-in-capital              4,830,935    4,166,359
 Retained earnings                       3,078,526    1,925,609
                                       -----------  -----------

   Total stockholders' equity            7,951,318    6,132,891
                                       -----------  -----------

                                       $13,961,492  $ 9,121,528
                                       ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

                       SPECIALTY TELECONSTRUCTORS, INC.
                      Consolidated Statements of Earnings
              For the six months ended December 31, 1996 and 1995
                                  (Unaudited)

                                                         1996          1995
                                                         ----          ----
Contract revenues
 earned                                              $14,591,735   $ 6,487,722

Cost of revenues
 earned                                               11,956,233     5,127,533
                                                     -----------   -----------

   Gross profit                                        2,635,502     1,360,189

Selling, general
 and administrative
 expenses                                              1,380,270       781,396
                                                     -----------   -----------

   Earnings from
    operations                                         1,255,232       578,793
                                                     -----------   -----------


Other income (deductions):
  Interest income                                         30,490       116,790
  Interest expense                                       (55,743)      (36,012)
  Other, net                                                  58        (9,614)
                                                     -----------   -----------
                                                         (25,195)       71,164

   Earnings before
    income taxes                                       1,230,037       649,957

Income taxes                                             472,000       240,482
                                                     -----------   -----------

   Net earnings                                      $   758,037   $   409,475
                                                     ===========   ===========

Earnings per common share and common equivalent shares:

 Net earnings                                        $       .18   $       .10
                                                     ===========   ===========

Weighted average common shares
outstanding                                            4,261,264     4,092,308
                                                     ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                       SPECIALTY TELECONSTRUCTORS, INC.
                     Consolidated Statements of Cash Flows
              For the six months ended December 31, 1996 and 1995
                                  (Unaudited)

                                                        1996          1995
                                                        ----          ----
Cash flows from operating activities:
  Net earnings                                          758,037       409,475
Adjustments to reconcile net earnings
 to net cash provided (used)by operating
 activities:
  Depreciation of property                              436,698       124,934
   and equipment
  Amortization of goodwill                               63,729        23,442
  Gain(loss)on sale of equipment                              -        12,000
  Changes in certain assets
   and liabilities:
  Contracts receivable                               (1,458,645)     (609,397)
  Costs and estimated earnings in
   excess of billings on uncompleted contracts         (552,365)     (278,050)
  Other assets                                         (152,915)      124,252
  Trade accounts payable                              1,025,406       371,952
  Billings in excess of costs and
   estimated earnings on uncompleted contracts           59,211        (7,807)
  Accrued expenses                                     (293,359)      241,993
  Current income taxes                                 (467,725)      119,089
  Deferred income taxes                                (148,877)     (101,108)
                                                    -----------   -----------

  Net cash provided (used)by
   operating activities                                (730,805)      430,755
                                                    -----------   -----------

Cash flows from investing activities:
   Purchases of property
   and equipment                                       (896,559)     (427,392)
   Cash expended in acquisition
   of Data Cell Systems, Inc.                          (160,000)            -
   Other, net                                                 -         1,500
                                                    -----------   -----------
Net cash used in
    investing activities                             (1,056,559)     (425,892)
                                                    -----------   -----------

Cash flows from financing activities:
   Line of credit with bank, net                       (976,072)            -
   Borrowings on notes payable to banks                 586,466             -
   Principal payments on
    notes payable to banks                              (42,065)      (46,791)
                                                    -----------   -----------

Net cash used in financing
    activities                                         (431,671)      (46,791)
                                                    -----------   -----------

 Net decrease in cash and cash
    equivalents                                      (2,219,035)      (41,908)

Cash and cash equivalents at beginning of period      2,863,469     4,087,217
                                                    -----------   -----------

Cash and cash equivalents at end of period          $   644,434   $ 4,045,309
                                                    ===========   ===========

                       SPECIALTY TELECONSTRUCTORS, INC.
                     Consolidated Statements of Cash Flows
              For the six months ended December 31, 1996 and 1995
                                  (Unaudited)

                                  (Continued)

                                                              1996                   1995
                                                              ----                   ----
Supplemental disclosure of cash flow information:
   Interest paid                                          $   55,743            $   36,012
                                                          ==========            ==========

   Taxes paid                                             $1,088,602            $    9,060
                                                          ==========            ==========

   Noncash transactions:
    Acquisition of vehicles in exchange for debt          $    -                $  241,455
                                                          ==========            ==========

    Data Cell Systems, Inc. Acquisition:
       Consisting of:
       Accounts receivable                                   200,000                  -
       Property and equipment                                267,000                  -
       Other current assets                                  100,000                  -
       Goodwill                                              258,510                  -
                                                          ----------            ----------
                                                          $  825,510                  -
                                                          ==========            ==========

The accompanying notes are an integral part of these consolidated financial statements.

                        SPECIALTY TELECONSTRUCTORS,INC.
           Consolidated Statements of Changes in Stockholders' Equity
              For the six months ended December 31, 1996 and 1995
                                  (unaudited)


                                    Common Stock
                                    ------------
                                                       Additional      Retained
                                  Shares    Amount   Paid-in-capital   earnings     Total
                                 ---------  -------  ---------------  ----------  ----------
Balances as of
 June 30, 1995                   4,092,308  $40,923    $4,166,359     $1,516,134  $5,723,416

Net earnings                             -        -             -        409,475     409,475
                                 ---------  -------    ----------     ----------  ----------

Balances as of
 December 31, 1995               4,092,308  $40,923    $4,166,359     $1,925,609  $6,132,891
                                 =========  =======    ==========     ==========  ==========

Balances as of
 June 30, 1996                   4,092,308  $40,923    $4,166,359     $2,320,489  $6,527,771

Issuance of Common Shares
to acquire Data Cell Systems,
 Inc.                               93,405      934       664,576              -     665,510

Net earnings                             -        -             -        758,037     758,037
                                 ---------  -------    ----------     ----------  ----------

Balances as of
 December 31, 1996               4,185,713  $41,857    $4,830,935     $3,078,526  $7,951,318
                                 =========  =======    ==========     ==========  ==========

The accompanying notes are an integral part of these consolidated financial statements.

                        SPECIALTY TELECONSTRUCTORS, INC.
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995
                                  (Unaudited)


Note 1:  Basis of Presentation


The consolidated financial statements and notes thereto at December 31, 1996 and for the six-month periods ended December 31, 1996 and 1995 are unaudited and do not present all disclosures required under generally accepted accounting principles but instead, as permitted by Securities and Exchange Commission regulations, presume that users of the interim financial statements have read the June 30, 1996 audited consolidated financial statements and notes thereto included elsewhere in this Prospectus, and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context.

The consolidated financial statements and notes thereto at December 31, 1996 and for the six-month periods ended December 31, 1996 and 1995 reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary to a fair presentation of the results for interim periods. The results of operations for the six-month period ended December 31, 1996 are not necessarily indicative of the results to be expected for the full year.

Note 2:  Acquisition

As of October 30, 1996, a wholly-owned subsidiary of Specialty Teleconstructors, Inc., purchased substantially all the assets of Data Cell Systems, Inc., an Arizona corporation, in exchange for $160,000 in cash and the delivery of 93,405 shares of common stock of the Company. The purchase price of the assets acquired may be increased by an amount not to exceed $200,000 in the aggregate if certain pre-tax earnings targets are achieved by the Company during the three fiscal years immediately following the date of the acquisition and if certain other conditions are met. The transaction was accounted for by the Company as a purchase.

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                       Consolidated Financial Statements

                            June 30, 1996 and 1995

                  (With Independent Auditors' Report Thereon)

KPMG Peat Marwick LLP
6565 Americas Parkway NE, #700
Albuquerque, New Mexico 87190


                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


The Board of Directors
Specialty Teleconstructors, Inc.:


     We have audited the accompanying consolidated balance sheets of Specialty Teleconstructors, Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Specialty Teleconstructors, Inc. and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                             KPMG Peat Marwick LLP



Albuquerque, New Mexico
August 23, 1996

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                          Consolidated Balance Sheets

                            June 30, 1996 and 1995

                  Assets                                             1996             1995
                  ------                                             ----             ----
 Current assets:
  Cash and cash equivalents                                        $ 2,863,469       4,086,506
  Contracts receivable, net                                          6,443,054       2,550,910
  Income tax receivable                                                      -         208,121
  Costs and estimated earnings in excess of billings on
   uncompleted contracts (note 2)                                    1,063,439         178,600
  Other                                                                113,781               -
                                                                   -----------       ---------

      Total current assets                                          10,483,743       7,024,137

Property and equipment, net (notes 3 and 5)                          2,157,499         800,465

Other assets, net                                                      153,718         180,783
                                                                   -----------       ---------
                                                                   $12,794,960       8,005,385
                                                                   ===========       =========

    Liabilities and Stockholders' Equity
    ------------------------------------

Current liabilities:
  Trade accounts payable                                           $ 2,154,573         236,238
  Short-term notes payable (note 5)                                  1,900,000         600,000
  Billings in excess of costs and estimated earnings on
   uncompleted contracts (note 2)                                      236,464         249,000
  Accrued expenses                                                     756,125         223,956
  Current installments of notes payable to banks (note 5)               60,792          61,674
  Current income taxes (note 7)                                        467,725               -
  Deferred income taxes (note 7)                                       186,611         217,830
                                                                   -----------       ---------
      Total current liabilities                                      5,762,290       1,588,698

Deferred income taxes (note 7)                                         381,414         568,024

Notes payable to banks, excluding current installments (note 5)        123,485         125,247
                                                                   -----------       ---------

      Total liabilities                                              6,267,189       2,281,969
                                                                   -----------       ---------

 Stockholders' equity:
  Common stock, $.01 par value.  Authorized 7,500,000 shares;
   issued 4,092,308 shares in 1996 and 1995 (notes 6 and 11)            40,923          40,923
  Additional paid-in capital                                         4,166,359       4,166,359
  Retained earnings                                                  2,320,489       1,516,134
                                                                   -----------       ---------
      Total stockholders' equity                                     6,527,771       5,723,416

Commitments and contingency (note 4)
                                                                   -----------       ---------
                                                                   $12,794,960       8,005,385
                                                                   ===========       =========

See accompanying notes to consolidated financial statements.

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                      Consolidated Statements of Earnings

                      Years ended June 30, 1996 and 1995

                                                                    1996                 1995
                                                                    ----                 ----
Contract revenues earned (note 8)                               $16,758,629           8,414,590

Cost of revenues earned (notes 2 and 10)                         13,986,351           6,989,788
                                                                -----------           ---------

              Gross profit                                        2,772,278           1,424,802

Selling, general and administrative expenses                      1,700,854           1,050,666
                                                                -----------           ---------
              Earnings from operations                            1,071,424             374,136
                                                                -----------           ---------

 Other income (deductions):
  Gain (loss) on sale of equipment                                   (5,112)             13,392
  Interest income                                                   219,126             169,530
  Interest expense                                                  (26,618)            (11,384)
  Other, net                                                         17,933               2,963
                                                                -----------           ---------

                                                                    205,329             174,501
                                                                -----------           ---------

              Earnings before income taxes                        1,276,753             548,637

Income taxes (note 7)                                               472,398             208,482
                                                                -----------           ---------
               Net earnings                                     $   804,355             340,155
                                                                ===========           =========

Earnings per common and common equivalent share                 $       .20                 .09
                                                                ===========           =========

See accompanying notes to consolidated financial statements.

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity

                      Years ended June 30, 1996 and 1995


                                      Common stock            Additional
                                      ------------             paid-in      Retained
                                   Shares       Amount         capital      earnings      Total
                                   ------       ------         -------      --------      -----
Balance at June 30, 1994         3,000,000     $30,000            -        1,187,052    1,217,052

Issuance of common stock and
 warrants to acquire common
 stock                           1,000,000      10,000        4,091,472        -        4,101,472
Adjustment for Specialty
 Combined Resources, Inc.
 pooling of interests (note 11)     92,308         923           24,000     (11,073)       13,850
Noncash compensation                  -             -            50,887       -            50,887
Net earnings                          -             -              -        340,155       340,155
                                 ---------      ------        ---------    ---------    ---------

Balance at June 30, 1995         4,092,308      40,923        4,166,359   1,516,134     5,723,416

Net earnings                         -            -               -         804,355       804,355
                                 ---------      ------        ---------   ---------     ---------

Balance at June 30, 1996         4,092,308     $40,923        4,166,359   2,320,489     6,527,771
                                 =========     =======        =========   =========     =========

See accompanying notes to consolidated financial statements.

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                       Years ended June 30, 1996 and 1995

                                                                     1996         1995
                                                                     ----         ----
 Cash flows from operating activities:
 Net earnings                                                    $   804,355      340,155
 Adjustments to reconcile net earnings to net cash
  used in operating activities:
     Depreciation of property and equipment                          325,190      142,883
     Amortization of goodwill                                         94,418       15,112
     Loss (gain) on sale of equipment                                  5,112      (13,392)
     Changes in certain assets and liabilities:
       Contracts receivable                                       (3,892,144)  (1,204,185)
       Income tax receivable                                         208,121     (178,136)
       Costs and estimated earnings in excess of billings on
        uncompleted contracts                                       (884,839)      17,000
       Other assets                                                 (181,134)    (195,895)
       Trade accounts payable                                      1,918,335      189,331
       Billings in excess of costs and estimated earnings on
        uncompleted contracts                                        (12,536)     232,200
       Accrued expenses                                              532,169       61,177
       Current income taxes                                          467,725       (9,800)
       Deferred income taxes                                        (217,829)     238,818
                                                                 -----------   ----------

                Net cash used in operating activities               (833,057)    (364,732)
                                                                 -----------   ----------

 Cash flows from investing activities:
 Proceeds from sales of property and equipment                             -       16,951
 Purchases of property and equipment                              (1,687,336)    (354,943)
                                                                 -----------   ----------

                Net cash used in investing activities             (1,687,336)    (337,992)
                                                                 -----------   ----------

 Cash flows from financing activities:
 Line of credit with bank, net                                     1,300,000      600,000
 Borrowings from notes payable to bank                                88,979            -
 Principal payments on notes payable to banks                        (91,623)     (50,080)
 Proceeds from sale of common stock and warrants to acquire
  common stock                                                             -    5,062,500
 Payment of registration costs associated with initial public
  offering of common stock                                                 -     (844,166)
                                                                 -----------   ----------

                Net cash provided by financing activities          1,297,356    4,768,254
                                                                 -----------   ----------

                Net increase (decrease) in cash and
                    cash equivalents                              (1,223,037)   4,065,530

Cash and cash equivalents at beginning of year                     4,086,506       20,976
                                                                 -----------   ----------

 Cash and cash equivalents at end of year                        $ 2,863,469    4,086,506
                                                                 ===========   ==========

                                  (Continued)

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

               Consolidated Statements of Cash Flows, Continued

                                                            1996           1995
                                                            ----           ----
Supplemental disclosure of cash flow information:
  Interest paid                                           $  26,618         11,384
                                                          =========       ========

  Taxes paid                                              $    -           188,815
                                                          =========       ========

   Noncash transactions - acquisition of vehicles in       $   -           117,000
    exchange for debt                                     =========       ========

See accompanying notes to consolidated financial statements.

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JUNE 30, 1996 AND 1995


(1)  Summary of Significant Accounting Policies
     ------------------------------------------

    (a)  Description of Business
         -----------------------

          Specialty Teleconstructors, Inc. and its wholly owned subsidiaries (the Company) are located in Cedar Crest, New Mexico. The Company designs, builds, installs, modifies and maintains (collectively, "wireless infrastructure building and implementation services") wireless communications transmitting and receiving facilities primarily for providers of wireless communications services. In addition, the Company (i) provides electrical design, engineering, and testing services (collectively, "wireless infrastructure design and engineering services") and site acquisition and evaluation services ("site acquisition services") in connection with the installation and relocation of wireless communications facilities. The Company also manufactures and sells unmanned communications shelters designed to be located adjacent to wireless transmitting and receiving facilities to house electrical equipment associated with such facilities. The Company's customers are located throughout the country.

    (b)  Principles of Consolidation
         ---------------------------

          The consolidated financial statements include the financial statements of Specialty Teleconstructors, Inc. and its wholly owned subsidiaries, Specialty Constructors, Inc., Specialty Acquisitions, Inc., Specialty Management, Inc., Specialty Combined Resources, Inc. and Specialty Fortress, Inc. The Company operates under the name of Specialty Constructors. All significant intercompany balances and transactions have been eliminated in consolidation.

    (c)  Contract Revenue and Cost Recognition
         -------------------------------------

          Revenues from fixed-price construction contracts are recognized on the percentage-of-completion method. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

          "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

    (d)  Statements of Cash Flows
         ------------------------

          For purposes of statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

    (e)  Property and Equipment
         ----------------------

          Property and equipment are stated at cost. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years.

    (f)  Uses of Estimates
         -----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (g)  Goodwill
         --------

          The excess of purchase price over the value of net assets acquired is included in other assets and is amortized on a straight-line basis over the estimated benefit period from 2 to 5 years.

          The Company periodically evaluates potential impairment of goodwill, based on the intangible asset which gave rise to the goodwill and the recoverability period involved. Any impairments would be recognized in operating results in the period in which a permanent impairment occurs.

    (h)  Income Taxes
         ------------

          The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (i)  Earnings Per Common Share
         -------------------------

          Earnings per common and common equivalent share are computed by dividing net income applicable to common stock by the total of the weighted average number of common shares outstanding and the additional dilutive effect of stock options during the period. The dilutive effect of outstanding stock options is computed using the greater of the closing price or the average market price of the Company's common stock for the period.

                                  (Continued)

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


     The number of shares used in the earnings per share computation at June 30, 1996 and 1995 are as follows:

                                                       1996         1995
                                                       ----         ----

       Weighted average common shares
        outstanding                                 $4,092,308    3,747,103
       Weighted average common share
        equivalents                                     12,028        3,703
                                                    ----------    ---------

                                                    $4,104,336    3,750,806
                                                    ==========    =========

    (j)  Financial Instruments
         ---------------------

         Statement of Financial Accounting Standards No. 107, Disclosures about
         ----------------------------------------------------------------------

            Fair Values of Financial Instruments, requires the fair value of financial instruments be disclosed. The Company's financial instruments are accounts receivable, accounts payable, and long-term variable rate debt. The carrying amounts of accounts receivable, accounts payable, and long-term variable rate debt, because of their nature, approximate fair value.

(2)  Costs and Estimated Earnings on Uncompleted Contracts
     -----------------------------------------------------

                                                          1996         1995
                                                          ----         ----

      Costs incurred on uncompleted contracts         $ 3,837,204    2,334,759
      Estimated earnings                                2,090,890    1,032,736
      Less billings to date                            (5,101,119)  (3,437,895)

                                                      $   826,975      (70,400)
                                                      -----------   ----------

      Included in the accompanying balance sheet:
       Costs and estimated earnings in excess
        of billings on uncompleted contracts          $ 1,063,439      178,600
      Billings in excess of costs and estimated
       earnings on uncompleted contracts                 (236,464)    (249,000
                                                      ------------  ----------

                                                      $   826,975      (70,400)
                                                      ===========   ==========

                                  (Continued)

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

(3)  Property and Equipment
     ----------------------

    Property and equipment consists of the following at June 30:

                                              1996         1995
                                              ----         ----
      Vehicles                             $1,737,789     774,787
      Furniture and fixtures                  613,383     302,969
      Equipment                               579,540     207,446
      Leasehold improvements                   36,347      17,863
                                           ----------   ---------
                                            2,967,059   1,303,065

      Less accumulated depreciation          (809,560)   (502,600)
                                           ----------   ---------
                                           $2,157,499     800,465
                                           ==========   =========

    Depreciation expense on property, plant and equipment in 1996 and 1995 was $325,190 and $142,883, respectively.

(4)  Lease Obligations
     -----------------

          The Company leases its main office building from a shareholder and a vehicle from an employee of the Company, who is also the shareholder's brother (see note 10). The Company also leases office space for regional offices located in Illinois, California, Ohio and Florida from unrelated parties. These leases are operating leases that expire over the next four years. The main office building lease contains a renewal option for five years and requires the Company to pay all executor costs such as maintenance and insurance. Rental expense for operating leases was $116,343 and $30,492 for the years ending June 30, 1996 and 1995, respectively.

    Future minimum lease payments under noncancelable operating leases (see note 10) at June 30, 1996 are:

     Year ending June 30
     -------------------


          1997                                   $63,592
          1998                                    25,954
                                                 -------


               Total minimum lease payments      $89,546
                                                 =======

                                  (Continued)

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

(5)  Notes Payable to Banks
     ----------------------

    Notes payable to banks consist of the following at June 30:

                                                                        1996            1995
                                                                        ----            ----
      Short-term notes payable  - $2,000,000 line of credit
        with bank, interest due monthly at prime rate (8.25% at
        June 30, 1996), balance due May 1997; secured by
        accounts receivable of a subsidiary                        $1,900,000         600,000
                                                                   ==========         =======

Long-term notes payable:
          9.0% note payable in monthly installments of $292,
            including interest, with the balance due May
            1997; secured by a vehicle                               $  5,904           8,720
          8.0% note payable in monthly installments of $367,
            including interest, with the balance due September
            1998; secured by a vehicle                                  8,618          12,437
          8.0% note payable in monthly installments of $773,
            including interest, with the balance due January
            1999; secured by a vehicle                                 20,707          28,543
          8.2% note payable in monthly installments of $409,
            including interest, with the balance due September
            1999; secured by a vehicle                                 13,224          16,803
          8.0% note payable in monthly installments of $773,
            including interest, with the balance due June
            1999; secured by a vehicle                                 12,153          15,610
          8.5% note payable in monthly installments of $1,600,
            including interest, with the balance due June 2000;
            secured by vehicles                                        51,277          76,942
          8.5% note payable in monthly installments of $1,309,
            including interest, with the balance due August 2000;
            secured by vehicles                                        54,163            -
          8.0% note payable in monthly installments of $2,790,
            including interest, with the balance due June 1996;
            secured by vehicles                                          -             27,866
          Other                                                        18,231            -
                                                                     --------         -------

                    Total long-term notes payable                     184,277         186,921
          Less current installments                                    60,792          61,674
                                                                     --------         -------

                    Notes payable to banks, excluding
                       current installments                          $123,485         125,247
                                                                     ========         =======

                                  (Continued)

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          Subsequent to year end, the Company entered into a new note agreement with a bank for $586,466 to finance vehicles purchased for cash in fiscal 1996. The new note requires monthly payments of $12,068 with the balance due July 1999, has a stated interest rate of 8.5 percent and is secured by vehicles.

     The aggregate maturities of notes payable to banks for each of the next five years, including the July 1996 note payable to bank, are as follows:

      Year ending June 30
      -------------------
          1997               $150,998
          1998                166,687
          1999                162,152
          2000                289,266
          2001                  1,640
                             --------

             Total           $770,743
                             ========

          The Company's borrowings available under the $2,000,000 secured line of credit with bank are limited to seventy-five (75) percent of the accounts receivable balances of one of their wholly owned subsidiaries, which are less than ninety (90) days delinquent (approximately $5,265,000 at June 30, 1996).

(6)  Stockholders' Equity
     --------------------

          In November 1994, the Company completed an initial public offering of 1,000,000 shares of common stock and warrants to acquire 500,000 shares of common stock. Proceeds from the offering, net of commissions and other related expenses, totaled approximately $4.1 million. The Company intends to utilize substantially all of the net proceeds of the initial public offering for the purpose of acquisitions, joint ventures, and other similar business opportunities. The Company is restricted from using the proceeds for payment to, or acquisition of, any affiliated entity.

          Warrants issued in connection with the public offering are exercisable for $6.00 per share and expire November 1999. As of June 30, 1996, none of the warrants outstanding have been exercised.

          In connection with the public offering, the Company issued warrants to the underwriters to purchase 50,000 units, each unit consisting of two shares of common stock and one warrant to acquire a share of common stock. The exercise price is 120 percent of the initial public offering price of $10.125 per unit, or $12.15 per unit. The underwriters' warrants are exercisable through November 1999. As of June 30, 1996, none of the warrants have been exercised.

                                  (Continued)

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          The Company's Board of Directors resolved and the shareholders approved an Incentive Stock Option Plan. The plan authorized 400,000 shares to be awarded to officers and key employees of the Company. The plan may be terminated at any time by the Board of Directors, subject to approval by the shareholders of the Company. The Company has granted 310,145 options to acquire shares of common stock under the terms of the plan. The exercise price of the options range from $3.0625 to $4.5625 per share, market value at date of grant. The options expire ten years from the date of grant or upon termination of employment. As of June 30, 1996, 13,365 options granted have expired under the terms of the plan, 40,145 options are exercisable under the plan, and none of the options granted have been exercised.

          The Company's Board of Directors resolved and the shareholders approved an Outside Directors' Stock Option Plan. The plan authorized 50,000 shares to be awarded to nonemployee directors of the Company. The plan will terminate in May 2004. The Company has granted 30,000 options to acquire shares of common stock under the terms of the plan. The exercise price for the options is $3.0625 per share, market value at date of grant. The directors are limited in the amount of options they can exercise at any given time to no more than one-third each year over the next three years. The options expire in May 2004. As of June 30, 1996, none of the options granted have been exercised.

          The Company has reserved 150,000 shares of common stock for issuance pursuant to the Company's stock option plans.

(7)  Income Taxes
     ------------

    Income tax expense consists of:

                                     Current   Deferred    Total
                                     -------   --------    -----
       Year ended June 30, 1996:
          U.S. federal              $634,264   (200,168)  434,096
          State and local             55,963    (17,661)   38,302
                                    --------   --------   -------

              Total                 $690,227   (217,829)  472,398
                                    ========   ========   =======

       Year ended June 30, 1995:
          U.S. federal              $(24,317)   206,978   182,661
          State and local             (6,019)    31,840    25,821
                                    --------   --------   -------

              Total                 $(30,336)   238,818   208,482
                                    ========   ========   =======

                                  (Continued)

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income from continuing operations as a result of the following factors:

                                                         1996     1995
                                                         ----     ----
     Computed "expected" tax                           $434,096  186,537
     State income taxes, net of federal tax benefit      28,159   17,371
     Other                                               10,143    4,574
                                                       --------  -------

                 Total                                 $472,398  208,482
                                                       ========  =======

          The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1996 and 1995 are primarily a result of the Company being a cash basis taxpayer and are presented below.

                                                        1996       1995
                                                        ----       ----

  Adjustment for conversion from cash basis to
    accrual basis tax reporting                       $(583,634)  (808,882)
  Tax credit carryforward                                     -     18,182
  Amortization of goodwill for financial reporting
    purposes in excess of tax amounts                    15,609      4,846
                                                      ---------   --------

     Total deferred income tax liability              $(568,025)  (785,854)
                                                      =========   ========

     Current deferred income tax liability            $(186,611)  (217,830)
                                                      =========   ========

    Long-term deferred income tax
     liability

                                                      $(381,414)  (568,024)
                                                      =========   ========

(8)  Major Customers
   -----------------

          Customers comprising 10 percent or greater of the Company's contract revenues earned are summarized as follows:

                                                            1996      1995
                                                            ----      ----
  Bell Atlantic Mobile                                       -         22%
  Cellular One                                               10%       10%
  Nextel Communications, Inc./Motorola, Inc.                 -         11%
  PCS Prime Co.                                              18%         -
  Sprint Cellular Company                                    16%       15%
  All others                                                 56%       42%
                                                            ----      ----

                                                            100%      100%
                                                            ====      ====

    The Company generally does not require collateral from its customers.

                                  (Continued)

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

(9)  Profit-sharing Plan
     -------------------

          The Company has a defined contribution plan covering substantially all of its employees. Contributions are discretionary based on the operating results of the Company. Contributions to the plan were none and $74,900 for the years ended June 30, 1996 and 1995, respectively.

(10) Related Party Transactions
     --------------------------

    (a)  Leases
         ------

          The Company leases its main office building from Michael R. Budagher (a shareholder) and a vehicle from an employee of the Company (a shareholder), who is also Michael R. Budagher's brother (see note 4).

    (b)  Budagher's Nursery, Inc.
         ------------------------

          The Company uses contract labor provided by Budagher's Nursery, Inc., a corporation which is wholly owned by Michael R. Budagher's brother. The Company incurred $92,391 and $126,884 for contract labor services provided by Budagher's Nursery, Inc. during the years ended June 30,1996 and 1995, respectively.

    (c)  Specialty Constructors Coatings, Inc.
         ------------------------------------

          The Company uses contract labor services provided by Specialty Constructors Coatings, Inc. (SCC). SCC is a corporation which is 50 percent owned by Michael R. Budagher. The Company incurred $401,587 and $170,260 for contract labor services provided by SCC during the years ended June 30, 1996 and 1995, respectively.

    (d)  Specialty Manufacturing, Inc.
         -----------------------------

          The Company purchases equipment from Specialty Manufacturing, Inc.
          (SM) which is used in certain construction projects. SM is owned 34 percent by Michael R. Budagher's spouse, 33 percent by Michael R. Budagher's brother and 33 percent by an employee of the Company. The Company purchases from SM totaled $13,285 and $12,065 during the years ended June 30, 1996 and 1995, respectively.

                                  (Continued)

                       SPECIALTY TELECONSTRUCTORS, INC.
                               AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


(11)  Acquisitions
      ------------

          On April 7, 1995, a wholly owned subsidiary of Specialty Teleconstructors, Inc. purchased the equipment, inventory, furniture, fixtures, customer lists and personal property of Vidano Corporation (Vidano) for periodic cash payments estimated to total $315,660. Vidano, located in Joliet, Illinois, builds and maintains wireless communication transmitting and receiving facilities. The future periodic payments are subject to reduction if employees of Vidano leave employment of the company during the eighteen-month period following the acquisition. The transaction was accounted for as a purchase. Goodwill recorded from the purchase was approximately $121,000 which will be amortized on a straight-line basis over the estimated benefit period which management believes to be two years. The Company's consolidated results of operations include the operations of Vidano since the acquisition date.

          On July 1, 1995, Specialty Teleconstructors, Inc. issued 92,308 shares of restricted common stock of Specialty Teleconstructors, Inc. at a price of $2.75 per share, determined by the closing price on or about July 1, 1995, in exchange for all of the outstanding shares of Specialty Combined Resources, Inc. (Specialty Combined). The source of the shares for the transaction are unissued shares of the Company. Specialty Combined, located in Laguna Hills, California, provides engineering, design and coordination services of power, lighting and control systems for communications, health care, petrochem, institutional and commercial customers. The Company also entered into a consulting and noncompete agreement with the former principal of Specialty Combined for a period of thirty-six (36) months from the date of the acquisition for $75,000. Additionally, the Company entered into an employment agreement with the former principal of Specialty Combined to provide services to the Company for a period of thirty-six
          (36) months from the date of the acquisition. The transaction was accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements have been restated to include the operations of Specialty Combined for all periods presented.

================================================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO OR A SOLICITATION OF ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                      ___________________________________

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary........................................................   3
Risk Factors..............................................................   7
Dividend Policy...........................................................  12
Use of Proceeds...........................................................  13
Capitalization............................................................  14
Market for Common Equity and Related
   Stockholder Matters....................................................  15
Selected Consolidated Financial
   Information............................................................  16
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations.............................................................  17
Business..................................................................  23
Management................................................................  27
Certain Transactions......................................................  31
Security Ownership of Certain Beneficial
   Owners and Management..................................................  33
Description of Securities.................................................  34
Shares Eligible for Future Sale...........................................  36
Plan of Distribution......................................................  36
Legal Matters.............................................................  37
Experts...................................................................  37
Index to Financial Statements............................................. F-1

================================================================================

================================================================================


                                 50,000 UNITS,
  CONSISTING OF 100,000 SHARES OF COMMON STOCK AND 50,000 REDEEMABLE WARRANTS,
                       UNDERLYING UNDERWRITERS' WARRANTS

                                 ------------

                                 550,000 SHARES
                                OF COMMON STOCK,
              UNDERLYING REDEEMABLE COMMON STOCK PURCHASE WARRANTS



                                   SPECIALTY
                             TELECONSTRUCTORS, INC.


                               _________________

                                   PROSPECTUS

                               _________________



                               FEBRUARY 20, 1997


================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 78.751 of the Nevada General Corporation Law (the "NGCL") provides, in effect, that any person made a party to any action by reason of the fact that such person is or was a director, officer, employee or agent of the Company may and, in certain cases, must be indemnified by the Company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorney's fees) incurred by such person as a result of such action, and in the case of a derivative action, against expenses (including attorney's fees), if in either type of action such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the Company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe such person's conduct was unlawful.

Article VII, Section 1 of the By-Laws of the Company, as amended (the "By-Laws") provides that the Company shall indemnify each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigation, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, to the fullest extent legally permissible under the NGCL against all expenses, liability and loss (including attorneys, fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it's ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. This right of indemnification is a contract right which may be enforced in any manner desired by such person. This right of indemnification is not exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the By-Laws.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses, other than underwriting discounts and commissions, paid or payable in connection with the issuance and distribution of the securities being registered hereby (as such expenses are estimated except as noted):

Securities and Exchange Commission Registration Fee...... $    275.18
Nasdaq National Market Listing Fee.......................   13,000.00
Printing and Engraving Expenses..........................    4,000.00*
Legal Fees and Expenses..................................   44,000.00*
Accounting Fees and Expenses.............................    4,000.00*
Blue Sky Fees and Expenses...............................    1,000.00*
Transfer Agent and Registrar Fees........................    2,500.00*
Miscellaneous Fees and Expenses..........................    1,224.82*
                                                           -----------

     Total...............................................  $70,000.00*
                                                           ===========

_____________________
* Estimated

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

In July 1995, in connection with the Company's acquisition of all of the outstanding equity of ST Combined Resources, Inc. ("ST Combined Resources"), the Company issued 92,308 shares of its Common Stock, $.01 par value ("Common Stock") to the former sole shareholder of ST Combined Resources. No fees, commissions or discounts were paid to any person in connection with this issuance. These securities were issued without registration under the Securities Act of 1933, as amended (the "Securities Act") pursuant to the exemption afforded by Section 4(2) of the Securities Act. In connection with the transaction, the recipient of these securities gave representations, warranties and covenants to the Company customary for a transaction of this type, including certain representations, warranties and covenants designed to ensure the availability of the exemption afforded by Section 4(2) of the Securities Act.

In October 1996, in connection with the Company's acquisition of substantially all the assets of Data Cell Systems, Inc. ("Data Cell"), the Company issued 93,405 shares of its Common Stock to Data Cell. No fees, commissions or discounts were paid to any person in connection with this issuance. These securities were issued without registration under the Securities Act, pursuant to the exemption afforded by Section 4(2) of the Securities Act. In connection with the transaction, Data Cell and its sole shareholder each gave representations, warranties and covenants to the Company customary for a transaction of this type, including certain representations, warranties and covenants designed to ensure the availability of the exemption afforded by
Section 4(2) of the Securities Act.

ITEM 27. INDEX TO EXHIBITS.

The following is a list of all exhibits filed as a part of this Registration Statement on Form SB-2, including those incorporated herein by reference.

EXHIBIT
NUMBER         DESCRIPTION OF EXHIBIT
------         ----------------------

 3.1           Articles of Incorporation of the Registrant, as amended.(3)
 3.2           Amendment to the Articles of Incorporation of the Registrant.(3)
 3.3           By-laws of the Registrant.(4)
 4.1           Specimen Common Stock Certificate, par value $.01, of the
               Registrant.(4)
 4.2           Specimen Redeemable Common Stock Purchase Warrant Certificate of
               the Registrant.(2)
 4.3           Warrant Agreement, dated November 4, 1994, by and among the
               Registrant, American Stock Transfer & Trust Company and Thomas
               James & Associates, Inc.(2)
 4.4           Underwriters' Warrant dated as of November 4, 1994 issued to
               Thomas James & Associates, Inc.(2)
 4.5           Underwriters' Warrant dated as of November 4, 1994 issued to
               Dillon-Gage Securities, Inc.(2)
 4.6           Form of Notice of Redemption of Redeemable Common Stock Purchase
               Warrants.(1)
 5.1           Opinion of Jordaan, Howard & Pennington, PLLC as to the validity of the issuance of the securities registered hereby.(1)
10.1           Lease Agreement by and among the Registrant and Michael R.
               Budagher and Sheril E. Budagher.(4)
10.2           Amended and Restated 1994 Stock Option Plan of Specialty
               Teleconstructors, Inc.(5)
10.3           Outside Directors Stock Option Plan of Specialty
               Teleconstructors, Inc.(4)
10.4           Revolving Line of Credit Agreement, dated April 12, 1994 between the Registrant and First State Bank of Albuquerque, New
               Mexico.(4)
10.5           Letter Agreement and Promissory Note, dated January 22, 1997, between the Registrant and Norwest Bank New Mexico, N.A.(2)
21             Subsidiaries of the Registrant.(2)
23.1           Consent of KPMG Peat Marwick LLP, independent certified public accountants.(1)
23.2           Consent of Jordaan, Howard & Pennington, PLLC, (included in the
               Opinion filed as Exhibit 5.1 to the Registration Statement).(1)
25             Power of Attorney (Included on page II-4 of the Registration
               Statement).(2)
27.1           Financial Data Schedule.(2)

----------------
(1)  Filed herewith.
(2)  Previously filed.
(3) Incorporated by reference from the Registrant's Registration Statement on Form S-8, SEC File No. 333-18899.
(4) Incorporated herein by reference from the Registrant's Registration Statement on Form SB-2, SEC file No. 33-79998-D

(5) Incorporated herein by reference from the Registrant's Definitive Proxy Materials filed in connection with the Registrant's 1996 Annual Meeting.


ITEM 28. UNDERTAKINGS.

The Registrant hereby undertakes to:

     1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

          (iii) Include any additional or changed material information on the plan of distribution.

     2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cedar Crest, State of New Mexico, on the 19th day of February, 1997.

                               SPECIALTY TELECONSTRUCTORS, INC.

                               By: /s/ Michael R. Budagher
                                   ----------------------------------
                                   Michael R. Budagher  Chairman of the Board,
                                   President, Chief Executive Officer, and
                                   Treasurer




Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

       SIGNATURE                    TITLE(S)                         DATE
       ---------                    --------                         ----
/s/ Michael R. Budagher      Officer, Treasurer and Chairman    February 19, 1997
-------------------------    of the Board
    Michael R. Budagher

    Dennis K. Hartnett*      Chief Accounting Officer           February 19, 1997
-------------------------
    Dennis K. Hartnett

    John D. Emery*           Director                           February 19, 1997
-------------------------
    John D. Emery

    Terry D. Farmer*         Director                           February 19, 1997
-------------------------
    Terry D. Farmer

    Jon D. Word*             Director                           February 19, 1997
-------------------------
    Jon D. Word

*By: /s/ Michael R. Budagher
    -------------------------------------
    Michael R. Budagher, Attorney-In-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION OF EXHIBIT
------         ----------------------

 3.1           Articles of Incorporation of the Registrant, as amended.(3)
 3.2           Amendment to the Articles of Incorporation of the Registrant.(3)
 3.3           By-laws of the Registrant.(4)
 4.1           Specimen Common Stock Certificate, par value $.01, of the
               Registrant.(4)
 4.2           Specimen Redeemable Common Stock Purchase Warrant Certificate of
               the Registrant.(2)
 4.3           Warrant Agreement, dated November 4, 1994, by and among the
               Registrant, American Stock Transfer & Trust Company and Thomas
               James & Associates, Inc.(2)
 4.4           Underwriters' Warrant dated as of November 4, 1994 issued to
               Thomas James & Associates, Inc.(2)
 4.5           Underwriters' Warrant dated as of November 4, 1994 issued to
               Dillon-Gage Securities, Inc.(2)
 4.6           Form of Notice of Redemption of Redeemable Common Stock
               Purchase Warrants.(1)
 5.1           Opinion of Jordaan, Howard & Pennington, PLLC as to the validity of the issuance of the securities registered hereby.(1)
10.1           Lease Agreement by and among the Registrant and Michael R.
               Budagher and Sheril E. Budagher.(4)
10.2           Amended and Restated 1994 Stock Option Plan of Specialty
               Teleconstructors, Inc.(5)
10.3           Outside Directors Stock Option Plan of Specialty
               Teleconstructors, Inc.(4)
10.4           Revolving Line of Credit Agreement, dated April 12, 1994 between the Registrant and First State Bank of Albuquerque, New
               Mexico.(4)
10.5           Letter Agreement and Promissory Note, dated January 22, 1997, between the Registrant and Norwest Bank New Mexico, N.A.(2)
21             Subsidiaries of the Registrant.(2)
23.1           Consent of KPMG Peat Marwick LLP, independent certified public accountants.(1)
23.2           Consent of Jordaan, Howard & Pennington, PLLC, (included in the
               Opinion filed as Exhibit 5.1 to the Registration Statement).(1)
25             Power of Attorney (Included on page II-4 of the Registration
               Statement).(2)
27.1           Financial Data Schedule.(2)

________________
(1)  Filed herewith.
(2)  Previously filed.
(3) Incorporated by reference from the Registrant's Registration Statement on Form S-8, SEC File No. 333-18899.
(4) Incorporated herein by reference from the Registrant's Registration Statement on Form SB-2, SEC file No. 33-79998-D